                                                                    EXHIBIT 99.6

                                [LOGO] AMERICAN
                                       BANK of Connecticut



                            [PICTURES APPEAR HERE]




                              2000 Annual Report





                             Growing Relationships

SELECTED
  FINANCIAL DATA                                         (Dollars in  thousands)

Years Ended December 31                 2000       1999       1998       1997       1996
Total assets                        $907,087   $763,155   $670,279   $639,013   $558,621
Total loans                          416,689    398,650    381,599    362,368    357,136
Total securities                     411,387    295,296    252,270    247,970    172,774
Total deposits                       717,356    538,634    490,473    459,681    401,560
Total borrowings                     114,000    164,000    112,600    116,375    108,376
Total stockholders' equity            72,019     57,595     63,255     57,617     47,149
Total interest income                 57,941     48,374     45,601     42,905     37,589
Total interest expense                35,919     27,632     26,215     24,140     20,295
Net interest income                   22,022     20,742     19,386     18,765     17,294
Provision for loan losses                525        450      2,050      1,800      1,525
Net interest income after
  provision for loan losses           21,497     20,292     17,336     16,965     15,769
Non-interest income                    6,506      5,760      5,651      5,070      4,476
Net earnings                          11,045     10,101     10,701      7,940      6,629


                             [GRAPH APPEARS HERE]

Headquartered in Waterbury, Connecticut, American Bank of Connecticut was founded in 1920 as a mutual Savings and Loan Association. The Bank became a public company in 1981 and changed its charter to a Connecticut state savings bank in 1985. The Bank's seventeen full-service offices serve the greater Waterbury-Torrington area. The Bank believes that a strong branch network in the community has been a major factor in demonstrating its primary commitment to its customers and attracting new business.

Operating in a highly competitive financial services market, American Bank's focus on the total customer relationship has spurred its growth. This emphasis permeates product design, pricing and delivery channel options. American Bank enters into dynamic banking relationships with small to mid-size businesses, seeking to grow each business by offering intelligent financial solutions provided by community-based Lenders.

Retail banking programs are supported by an experienced, dedicated staff. Partnering with federal, state and Local housing organizations, the Bank has a proven track record of accurately assessing and meeting its customers' credit requirements.

To our Shareholders



The year 2000 was another outstanding year for American Bank of Connecticut. Our initiatives culminated in the strongest financial performance in our history. By a11 measures, we have attained the goals we set out to accomplish and consider ourselves well positioned for the future.

In addition to generating record earnings, our assets surpassed $900 million, stockholder's equity ended the year at an all time high and we produced record fee income. These accomplishments place American Bank among the top performing New England banking institutions as measured in terms of return on equity, return on assets and efficiency ratio.

We have achieved this success by adhering to our core values of providing friendly, personalized service and capitalizing on our unique position as a well-recognized community bank. Our "Just right" array of products and superior service makes us appealing to both businesses and individuals. Our customers recognize the advantage of doing business with a locally-managed institution, offering ready access to knowledgeable decision makers who understand each customer's individual requirements.

Underpinning these positive results is the Banks continued expansion of business banking, with higher yielding loans and lower cost deposits. Our team of seasoned lenders has successfully expanded our commercial loan portfolio with continued attention to credit quality. As a result, we have maintained a low level of non-performing loans and a solid reserve coverage ratio.

Fueling our growth has been the acquisition of new branches, bringing our total to seventeen full-service offices. In mid-2000, the Bank acquired three Fleet/Bank Boston offices in Woodbury, Middlebury and Southbury, giving us a dominant market share of deposits in these communities. This acquisition allowed us to strengthen our presence in two existing communities and expand into the contiguous Southbury market. The additional $108 million in deposits has produced the anticipated boost in earnings.

Another contributing factor to our success has been the expansion of our user-friendly Internet banking capabilities. Thousands of retail customers have embraced the added convenience of this service. Business customers too, are taking advantage of the flexibility of our new online cash management services. The recognition that technology is a tool rather than a solution continues to guide our efforts.

As we approach 2001 we will continue to build on these successes, even as the banking industry at large faces a number of challenges. The share of consumer financial assets and liabilities held by banks continues to diminish. Additionally, the rise in interest rates and flat yield curve seen in 2000 led to a compression of bank margins. While this situation has traditionally put pressure on earnings, we are hopeful that a shift to a more normal yield curve is currently under way.

American Bank will meet these challenges head-on by relying on our fundamental strengths: maximizing operating efficiency...generating fee income...focusing on credit quality...and providing ,superior service. In 2001, expanding business banking initiatives will be a high priority, to produce greater fee income and more low cost deposits. We will also continue the development of our Investment Center. By extending the breadth of our investment and insurance offerings, we will further widen the range of financial products and services available to our customers.

As always, serving the customer and the community is what sets American Bank apart. Toward this end, please help us to grow ever more rewarding customer relationships by suggesting to your friends and neighbors that they experience the benefits of dealing with our Bank.

Thank your for your continued support.


[PHOTO]



                                           /s/ William E. Solberg

                                           William E. Solberg
                                           President and Chief Executive Officer

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                             [PHOTO APPEARS HERE]

Growing Business
 Relationships


Focusing on the small to middle market, American Bank's commercial banking services capitalize on our strengths: responsiveness... individual attention and local community involvement.

The business customer has delivered a mandate: they want a dynamic banking relationship. American Bank succeeds in this market by stepping into each customer's shoes and attempting to understand what they need today...and where they want to be tomorrow. Our business lenders evaluate each customer's unique situation, with an eye toward evolving a rewarding banking relationship. We quickly assess each prospect's requirements and deliver a reasonable response in a very tight time frame, arriving at customized solutions that are intelligently designed and flexibly delivered. That's just step one.

Our officers take a long-term view. Regular follow-through, keeping in touch, taking the time to understand each customer's changing requirements and continuing to deliver relevant solutions are key. Our continued readiness has enabled our team of business bankers to ultimately develop long term, mutually satisfactory relationships with clients ranging from manufacturers to medical groups, retailers to builders.

By providing stability and continuity and thereby engendering trust, these relationships have grown and flourished one customer at a time. Our success in this arena has become the cornerstone of American Bank's exemplary financial performance.

[PHOTO]

Earl T. Young, Chief Lending Officer, left with Vincent B. LoRusso, Sr., President & CEO, Bart LoRusso & Sons, Inc.

"I wanted a local bank that understands the market, can structure a reasonable deal and provide a meaningful long term relationship. American Bank was very responsive despite the complexities involved. They provided the small bank feeling I wanted with the capabilities I needed." Jon R. Carter, President, Ward Leonard Electric Company, Inc.

"When I purchased G & R, I needed creative financing. Larger banks were inflexible but American Bank was willing to provide the resources that enhanced my business. I can still pick up the phone and talk to the bankers who originally worked with me. I like that":
Joseph Carlson III, President,
G & R Manufacturing and Carlson Holdings, Inc.

Growing Customer
 Relationships

Longevity is a hallmark of customer relationships at American Bank. By offering solid products, solid value and exceptional service we have attracted generations of loyal customers.

This is one of our most important legacies. We are always cognizant of remaining true to our heritage and preserving our traditional, friendly, personal service. Unlike out-of-town banks, our customers enjoy direct access to branch managers and local personnel by phone or face-to-face...and the continuity of seeing the same faces over the years.

At the same time, we continue to keep pace with change so that we can offer our customers the latest technological advances including a dynamic Internet banking program. Also new for 2000, we joined the SUM ATM program, enabling our customers to access nearly 2,500 ATMs throughout southern New England, free of surcharges. Now, our customers can enjoy banking at their convenience.

American Bank has always served our customers with an uncomplicated yet progressive complement of "Just right" products and services. We will continue on that path in the new millennium, with expanded offerings that enable our customers to engage in financial planning and money management. With access to the capital markets, mutual funds and other investment tools including IRAs, insurance products and more, we are well positioned to become an increasingly valuable resource, offering a variety of programs from college savings to retirement. By staying close to our customers and continuing to offer "Just right" solutions we will continue to grow customer relationships.

[PHOTO]

Karen Chipko, Loan Officer, left with Gregory and Nancy Cimmino, new home owners in Middlebury.

"I moved my accounts to American Bank when my former bank was taken over. They have all the products and services I need, and the staff, from managers to tellers, always treat me as if I am their most important customer." Kelly A. Olmstead, Wolcott branch customer.

"I've been with American Bank for many years, and my branch manager, Lynn Daly, has been my `personal banker'. She and her dedicated staff have always been available to help me with all my financial needs. That `personal' touch has kept me a loyal customer!" Pasquale DiFrancesco, Robinwood branch customer.

6
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                             [PHOTO APPEARS HERE]












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                             [PHOTO APPEARS HERE]







                                       8

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Growing Community
 Relationships

To know one's community one must participate in it. It is incumbent on us at American Bank to understand the world in which our customers and stakeholders reside. Toward that end, our officers and staff recognize the value of active participation in community organizations. Our branch managers, officers and staff together serve on more than forty civic and charitable organizations, fulfilling various advisory and Board of Directors roles.

From Community Redevelopment Agencies to Neighborhood Housing Authorities, our grass roots involvement on boards and committees enables us to better know our community...uncover current needs...understand where the community is headed...and anticipate future requirements and growth opportunities.

At the same time, we recognize our community is only as strong as its weakest link. Our ongoing involvement alerts us to circumstances where our expertise, guidance and backing may prove beneficial.

By constantly striving to be a good corporate citizen through furthering local interests, American Bank continues to support and strengthen our community.

[PHOTO APPEARS HERE]

Regina E. Mastrianno, Senior Vice President, Operations, with friends enjoying a YMCA sponsored summer outing at Lake Quassapaug Amusement Park.

"American Bank is the lead bank in the revival of the Greater Waterbury YMCA. When our "state-of-the-art" fitness center opened in January of 1999, membership doubled. This financing strengthened the Greater Waterbury YMCA's ability to balance its budget and offer valuable programs to youth and families within the Waterbury community." Jim Letts, Executive Director of the Greater Waterbury YMCA.

[GRAPHIC APPEARS HERE]

"Quality Life Ministries Et Community Tabernacle Outreach Center have found American Bank to be an organization with great people who make great things happen. In the past ten years, our assets have grown from $20,000 to approximately three quarters of a million dollars. American Bank has consistently helped us meet financing needs for many diverse applications."

Reverend W. James Johnson, Pastor,
Community Tabernacle Outreach Center.

Directors

  And Officers

Directors
     Richard H. Caulfield
     Partner, (Retired), KPMG

     Norman S. Drubner
     Partner, Drubner, Hartley,
     O'Connor & Mengacci

     Gene C. Guilbert
     Chairman, American Bank of Connecticut

     Charles T. Kellogg
     Chairman of the Board
     and Treasurer Hubbard-Hall, Inc.

     Gregory S. Oneglia
     Vice Chairman, O & G Industries, Inc.

     Paul A. Sirop, M. D.
     Partner, (Retired),
     Phoenix Internal Medicine Associates

     Ann Y. Smith
     Curator, Mattatuck Museum

     William E. Solberg
     President & Chief Executive Officer
     American Bank of Connecticut

     Robert W. Wesson
     President, Wesson, Inc.

Vice Presidents
     Maureen Bisaillon
     Lars Edgren
     James Murdick
     Patricia M. Slason
     Nancy Sowell

Assistant Secretary
     Claire R. Corey

Assistant Compliance Officer
     Karen J. Palladino

Loan Officers
     Karen J. Chipko
     Catherine Macdonald
     Stephanie Teixeira

Loan Servicing Officer
     Rose Phelps

Deposit Operations Officer
     Justine Daunis

Executive Officers
     William E. Solberg
     President and Chief Executive Officer

     Floyd G. Champagne
     Executive Vice President and Treasurer
     Chief Financial Officer

     Earl T. Young
     Executive Vice President, Chief Lending Officer

Senior Officers
     Scott Brabant
     Senior Vice President, Information Technology
     Loan Administration

     Mark C. Emerson
     Senior Vice President, Compliance

     Regina E. Mastrianno
     Senior Vice President, Operations

     Joseph F. Sullivan, Jr.
     Senior Vice President, Accounting

     Betty Ann Veillette
     Senior Vice President and Secretary
     Human Resources

Assistant Vice Presidents
     Richard Frey
     Tracy Helfrich
     Paula Woodhouse
     Karen Yanavich

Branch Banking Officers
     Loann Arnauckas
     Dianne Cerruto
     Lynn Daly
     Jane Fletcher
     Susan Hassinger
     Carmela Guerrera
     Victoria Lockwood
     Dolores Malon
     Melissa Manolitsis
     Joanne Matejek
     Dorothea Palladino
     Mary Schmelcke

Management's Discussion
 and Analysis of Financial Condition
 and Results of Operations

General

The longest economic expansion in U.S. history continued through 2000. The unemployment rate was 4% in December, just slightly above the lowest level recorded in three decades. Core inflation remained under control and below 3%. However, there were signs of a slowdown toward year end with sluggish retail sales and manufacturing activity and a sizable drop in consumer confidence in December.

In addition, the stock market performance in 2000 was generally disappointing. For the year, the Dow Jones Industrial Average lost 6.2%, its largest loss since a 9.2% decrease in 1981. The broader Standard and Poor's 500 decreased 10.1% for the year. Things were far worse in 2000 for the technology heavy NASDAQ as it suffered its largest one-year loss ever, a decrease of 39.3% in 2000.

On the interest rate front, things were quite challenging for financial institutions in 2000. The normally positively sloped yield curve flattened as the year progressed and actually became inverted toward year end. The typical result of this happening is interest income spread compression for financial institutions and the resulting difficulty in finding alternative ways to generate income from a spread standpoint. To further underscore this point, the Federal Reserve Open Market Committee's fed funds target rate ended 2000 at 6.50%. The yield on the 10-year Treasury Note fell to 5.11% at the end of 2000 from 6.44% at the end of 1999, while the 30-year Treasury Bond ended 2000 at 5.46% versus 6.48% at the end of 1999. This negative sloping of interest rates is unusual for the financial markets.

The State of Connecticut's economy turned in another very strong performance in 2000. The State again boasted the highest per capita income in the country and in December announced an unemployment rate of 1.7 percent, the lowest in the country. The State's surplus continues to grow and by June, 2001 is expected to have reached $600 million. Real estate has seen price stabilization in many areas and some rapid price appreciation in certain sectors. However, Connecticut is not without its problems. The State's largest cities face fiscal challenges, attracting skilled employees can be difficult and traffic is increasingly congested.

American Bank continued to prosper under these economic conditions, recognizing an 18.9% increase in assets, a 33.2% increase in deposits (which includes the $108 million deposit purchase from Fleet/Bank Boston) and record earnings of $11 million. Loan originations during 2000 totaled $117 million, indicative of another strong year. Net loans outstanding at the end of the year were $417 million, an increase of $18 million or approximately 5% over the prior year end. Commercial loans increased by about $19 million for the year as the Bank continued its focus in that area. Demand and checking deposits increased by $39 million which is very positive as the Bank continues to grow low cost deposits. Regarding the $108 million deposit purchase from Fleet/Bank Boston, the Bank paid a premium of approximately $13.6 million for this transaction and also purchased approximately $5.8 million in loans. This premium paid was the reason that amortization of intangible assets grew to $858,000 in 2000 from $249,000 in 1999.

Net interest income before the provision for loan losses set a new record and was achieved despite a slight narrowing of the Bank's net interest spread during the year. Net interest spread is the difference between the average interest rate the Bank pays on deposits and borrowings, its cost of funds, and what it earns on loans and investments. This increase was the result of a larger base of interest earning assets and interest bearing liabilities which was partially offset by a decline in the net interest spread from 3.07% in 1999 to 2.78% in 2000. The cost of money, the interest that the Bank pays on deposits and borrowings, rose at a faster pace than the rate of return on the Bank's loan and investment portfolios. Since the bank is liability sensitive, the net interest spread compressed in 2000 due to items such as savings deposits costing 4.51% in 2000 vs. 3.58% in 1999

Management's discussion
  and Analysis of Financial Condition
  and Results of Operations (continued)

and time deposits costing 5.41% in 2000 as opposed to 4.92% in 1999, while loans repriced upward at a slower pace.

Asset quality at the Bank remained very good as non-accrual loans, generally those loans over 90 days delinquent, ended 2000 at $1.6 million as opposed to $731,000 at year end 1999. Real estate owned ended 2000 with a balance of -0- as opposed to $572,000 at year end 1999. In addition, loans categorized as troubled debt restructuring due to a deterioration in either the financial condition of the borrower or the valuation of the property since the origination of the loan, declined slightly to $3.97 million at December 31, 2000 compared with $4.04 million at December 31, 1999. These restructures consist mainly of loans with interest rates lower than those stated in the original contract. All are performing under the new terms. The year 2000 actually saw net loan recoveries of $73,000 as opposed to net loan charge-offs during 1999 of $433,000. A provision for loan losses of $525,000 was made during 2000, up slightly from a provision of $450,000 recorded in 1999. The allowance for loan losses stood at $7.4 million at year end 2000.

The Bank's investment portfolio continued to provide significant returns through the contribution of interest and dividend income, stock option premium income, and gains on the sale of securities. The Bank has also undertaken a covered call writing program wherein it sells call options against certain equity positions. For 2000, net gain on the sales of securities totaled $1.6 million while stock option premiums totaled $2.5 million. At year end the Bank had no option positions outstanding.

Another major factor contributing to the Bank's profitability is its ongoing efforts to control costs. Despite the growth of the Bank, non-interest expense only increased modestly at slightly below 4%. This and other cost control initiatives allowed the Bank to achieve an excellent efficiency ratio of 45.7%.

The Bank's return on average equity in 2000 was 16.09% and return on average assets was 1.30%. This highlights the strength of the Bank's financial performance as a return of 1% on average assets is a measure of strong earnings. Total stockholders equity at year end was $72.0 million versus $57.6 million at year end 1999. The Bank's solid capital position over the years has allowed it to pursue attractive financial opportunities such as the one executed in 2000 in the purchase of the three Fleet/Bank Boston branches.

The Bank's unrealized gain or loss on its investment portfolio, which is shown on the accumulated other comprehensive income line item in the Stockholder's Equity section of the consolidated Balance Sheets, shows a tax-adjusted gain of $372,000 at December 31, 2000 as opposed to a tax-adjusted loss of $7.2 million as of December 31, 1999.

On January 6, 1999, the Bank's Passive Investment Company (PIC) began operation. Income from the PIC is exempt from the Connecticut Corporation business tax and this allowed the Bank to pay no Connecticut Corporation business tax for 2000.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," addresses the accounting for derivative instruments, including certain instruments embedded in other contracts and hedging activities. As amended by SFAS No. 137, the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, FASB issued SFAS, No. 138, which amends certain accounting and reporting standards of SFAS No. 133. This statement is to be adopted concurrently with SFAS No. 133. On that date, hedging relationships shall be designated in accordance with SFAS No. 133 as amended.

Management adopted the above standards in the first quarter of 2001 and the adoption of these standards did not have a significant impact on the Bank's results of operations or its financial position.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of SFAS No. 125. SFAS 140 addresses implementations issues that were identified in applying SFAS No. 125. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125 provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This statement is to be applied prospectively with certain exceptions. Other than those exceptions, earlier or retroactive application is not permitted. Management believes that the application of the new rules will not have a material impact on the Bank's results of operations or financial position.


Asset and Liability Management

The major objectives of the Bank's asset and liability management are to manage exposure to changes in the interest rate environment, ensure adequate liquidity and funding, preserve and build capital, and maximize net interest income opportunities. The Bank manages these objectives through its Asset/Liability Committee, which meets weekly to review past performance and to develop strategies that affect the future level of net interest income, liquidity and capital.

The Asset/Liability Committee reviews current economic conditions, chooses the most likely direction of interest rates, discusses the current customer demands for particular deposit and loan products, and utilizes cash flow forecasts to determine the optimum strategy for dealing with interest rate risk.

The Bank measures its exposure to interest rate fluctuations on a quarterly basis by using a computer generated simulation analysis. This analysis quantifies the approximate impact that increases and decreases in interest rates would have on the Bank's net interest income. Simulations are run which test the impact of gradual 1% increases or decreases in interest rates, as well as sudden 2% rate "shocks" where interest rates immediately rise or fall.

The Bank has adopted Board approved risk limits in accordance with regulatory guidelines, which outline the level of risk the Bank is willing to assume. The Board approved maximum limits for decreases in net interest income over the course of the subsequent 12 month period, given a 2% rate shock, is 25%. At December 31, 2000, using asset/liability repricing assumptions, based on the Bank's historical experience and consensus economic data, the result of the computer simulation using a 2% upward rate shock is within the Board approved risk limits.

Asset growth in 2000 was primarily in investments, while loans grew at a more modest rate. Total investments grew 39.3%, while net loans grew 4.5%. The majority of the fixed term investments purchased in 2000 have medium term maturities which, on average, are between five and seven years. The Bank also increased its holding in adjustable rate mortgage-backed securities to better match its mix of funding sources. The majority of mortgage and commercial loans underwritten in 2000 have medium term maturities averaging between five and ten years. Virtually all investment growth and loan growth were funded by new deposits, while Federal Home Loan Bank advances declined by $50 million.

Total deposits grew $179 million for the year. Approximately $108 million of this total were acquired in a transaction with a major regional bank. The Bank was able to improve its mix of deposits, increasing its checking and savings deposits relative to total deposits while decreasing its exposure to more expensive time

Management's Discussion
  and Analysis of Financial Condition
  and Results of Operations (continued)

deposits. The average maturity of time deposits remained about the same over the course of the year while wholesale funding using Federal Home Loan Bank Advances continued to be focused in the two to five year range.

Liquidity and Capital Resources

A fundamental principle of banking is the proper maintenance of a liquidity position. This liquidity is properly maintained when the Bank holds a sufficient amount of high quality assets which can be easily converted to cash to meet the borrowing needs of its customers, the seasonal withdrawals of customer deposits, and other cash needs. When properly maintained, this liquidity also affords the Bank the opportunity to better react to unexpected changes in interest rates thus acting as a stabilizing factor for earnings. With stable earnings as its goal, the Bank is committed to maintaining adequate liquidity.

The Bank has several external funding sources it can call on to supplement its own liquidity. Primary among these sources is the Federal Home Loan Bank (FHLB) of which the Bank is a member. The Bank has access to funding from the FHLB in the form of "advances", as long as it maintains adequate collateral in 1-4 family residential mortgages, or their qualifying loans and investment securities. The advances are borrowed on an adjustable or fixed rate basis to match the terms of the loans the Bank is funding.

During 2000, the Bank's borrowings from the FHLB decreased $50 million, lowering the total to $114 million. At December 31, 2000, American Bank's borrowings approximated 12.6% of total assets compared to 21.5% the previous year end. There were no other borrowings on the Bank's books at year end 2000. At year-end 2000, the average maturity of the Bank's outstanding advances approximated 48 months. Another source of external financing is the Federal Reserve discount window which, although available, has never been used by American Bank.

Total deposits increased 33% in 2000, largely as a result of the acquisition of $108 million in deposits in the three branches acquired from Fleet/Bank Boston in August, 2000. This helps the Bank continue to grow its share of its local competitive market and, hopefully, capitalize on its position as a community bank.

Under FDIC regulatory definitions, an institution is considered adequately capitalized if it has a leverage ratio of 4% or higher, a Tier 1 risk-based ratio of 4% or higher, and a total risk-based ratio of 8% or higher. If an institution fails to meet any of these ratios, it is considered undercapitalized. An institution is considered well capitalized if it has a leverage ratio of 5% or higher, a Tier 1 risk-based ratio of 6% or higher and a total risk-based ratio of 10% or higher. At December 31, 2000, the Bank has a leverage ratio of 6.39%, a Tier 1 risk-based ratio of 11.16%, and a total risk-based ratio of 12.42%.

The Bank's ability to pay dividends is subject to Connecticut banking law. The Bank may not declare a dividend in an amount in excess of its net profits from the prior two years. Also, the Bank may not pay a dividend if the effect of the dividend would be to reduce its capital below regulatory requirements. During 2000, the Bank paid a dividend of $.25 each quarter.

Results of Operations - 2000 Compared to 1999

The Bank's 2000 net earnings amounted to $11,045,000 or $2.36 basic earnings per share and $2.30 diluted earnings per share as compared to 1999 earnings of $10,101,000 or $2.18 basic and $2.10 diluted earnings per share. Net interest income rose $1,280,000 or 6.2% to $22,022,000 as compared to $20,742,000 in
1999. This increase was the result of a higher base of interest earning assets and interest bearing liabilities which was partially offset by a decline in the net interest spread. The provision for loan losses was $525,000 in 2000 compared to $450,000 in 1999.

Non-interest income for 2000 of $6,506,000 was $746,000, or 13.0% higher than non-interest income in 1999. The following increases were noted in this category: stock option premium income grew by $725,000, increase in the cash surrender value of bank-owned life insurance rose by $167,000 and other non-interest income increased by $175,000. These increases were partially offset by decreases in the following categories: net gain on sales of securities fell by $216,000 and net gain on sales of loans decreased by $105,000.

Non-interest expense rose $458,000, or 3.7% in 2000 to $12,851,000 from $12,393,000 in 1999. Salaries and employee benefits rose a scant $37,000, or .5% to $6,945,000 from $6,908,000 in 1999 while other administrative and general decreased by $339,000, or 10.9% to $2,780,000 from $3,119,000 as a result of lower consulting and professional fees regarding Year 2000. Salaries and employee benefits include an employee contract change of $427,000 in 1999. Mainly as a result of the Fleet/Bank Boston branch acquisitions, the following costs rose in 2000: net occupancy expense increased $351,000 to $2,206,000 from $1,855,000, amortization of intangible assets rose $609,000 to $858,000 from $249,000, and FDIC insurance premium increased $45,000 to $121,000 from $76,000 in 1999. Additionally, the Bank recorded income of $59,000 for the operation of real estate owned in 2000 versus loss and expense of $186,000 in 1999.


Results of Operations - 1999 Compared to 1998

The Bank's 1999 net earnings amounted to $10,101,000 or $2.18 basic earnings per share and $2.10 diluted earnings per share as compared to 1998 earnings of $10,701,000 or $2.34 basic and $2.24 diluted earnings per share. A major contribution to the net earnings for 1998 was a special tax adjustment resulting in a $2,400,000 increase in net earnings. This amount represented a credit of $2.8 million from the restructuring of a subsidiary partially offset by a $400,000 charge to establish a valuation allowance against deferred state income taxes. Without the $2,400,000 special tax adjustment, 1998 basic earnings per share would have been $1.82 and diluted earnings per share $1.74. Net interest income rose $1,356,000 or 7.0% to $20,742,000 as compared to $19,386,000 in
1998. This increase was a result of higher interest earning assets which was partially offset by a decline in the net interest spread. The provision for loan losses in 1999 was $450,000, compared to $2,050,000 in 1998. Loan loss recoveries of $744,000 and the low delinquency rate and overall good condition of the loan portfolio contributed to the reduced loan provision expense needed for 1999.

Non-interest income for 1999 of $5,760,000 was very close to the $5,651,000 figure for non-interest income for 1998. The following increases/decreases contributed to the basically unchanged figures on the year to year comparison: net gain on sales of loans decreased by $258,000 while net gain on sales of securities and stock option premiums increased by $157,000; increase in cash surrender value of bank owned life insurance rose by $424,000, while other non-interest income fell by $214,000 including such items as reduced income from an investment in a limited partnership, miscellaneous fees, etc. Non-interest expense rose 10.6% in 1999 to $12,393,000 from $11,208,000 in 1998. Salaries and employee benefits rose $771,000, or 12.6%, during the year mainly due to an employee contract charge of $427,000. Without this charge, the increase would have been $344,000, or 5.6%. Loss and expense on real estate owned decreased by $96,000 during the year and amortization of intangible assets fell by $62,000. Other administrative and general expenses increased by $439,000 mainly due to costs associated with increased business activities including advertising, communication, Year 2000 consulting and professional fees.

Significant Financial Ratios


The following ratios are presented
for the years ended December 31                    2000        1999        1998
Category
Return on average assets                          1.30%       1.39%       1.64%
Return on average equity /(1)/                   16.09%      16.07%      18.98%
Average equity / assets                           8.09%       8.66%       8.62%
Primary liquidity / assets                        8.48%       5.85%       4.53%
Secondary liquidity / assets                     30.61%      33.88%      31.98%
Non - accrual loans / assets                      0.18%       0.10%       0.22%
Net gains on Security Sales / gross income        2.46%       3.33%       2.37%
Dividend Payout Ratio                            42.87%      43.67%      38.21%
--------------------------------------------------------------------------------
/(1)/ Return on average equity excludes FAS 115 mark to market adjustments. Ratios including FAS 115 are 17.90%, 16.00% and 17.30% for years ended December 31, 2000, 1999 and 1998, respectively.


Other Selected
  Financial Data

As of December 31,                                 2000          1999          1998          1997          1996
Basic earnings per share                         $ 2.36        $ 2.18        $ 2.34        $ 1.75        $ 1.45
Diluted earnings per share                         2.30          2.10          2.24          1.69          1.42
Dividends declared                                 1.00          0.94          0.88          0.79          0.75
Book value per share                              15.12         12.14         13.45         12.41         10.29
-----------------------------------------------------------------------------------------------------------------


LOANS

As of December 31, (in thousands)                 2000            1999            1998             1997            1996
Real estate loans:
   Residential Loans
     1 - 4 family                           $  241,315      $  241,766      $  234,977       $  221,690      $  231,081
     Multi - family                              4,976           5,821          11,377           12,179          15,929
   Commercial real estate                       80,743          88,915          95,844           96,963          82,127
   Construction                                 29,656          22,095          22,234           16,781          18,136
Total real estate loans                     $  356,690      $  358,597      $  364,432       $  347,613         347,273
   Non real estate loans:
     Commercial                             $   64,592      $   45,419      $   22,305       $   18,659      $   13,406
     Consumer                                    2,767           1,396           1,686            1,833           1,642
Total non - real estate loans               $   67,359          46,815          23,991       $   20,492      $   15,048
Total loans receivable gross                $  424,049      $  405,412      $  388,423       $  368,105      $  362,321
Allowance for loan losses                       (7,360)         (6,762)         (6,745)          (5,653)         (5,103)
Unearned loan interest                             --              --              (79)             (84)            (82)
Loans receivable, net                       $  416,689      $  398,650      $  381,599       $  362,368      $  357,136
-------------------------------------------------------------------------------------------------------------------------

This table summarizes the composition of the Banks loan portfolio as of the dates indicated.

Maturity Distribution
 of Loan Portfolio

As of December 31 (in thousands)               2000         1999         1998
Loans:
   Commercial Loans                        $ 16,127     $  6,430     $  6,788
     Under one year                          21,239        8,776       15,153
     One to five years                       27,226       30,213          364
     Over five years                         64,592       45,419       22,305

Real Estate - Construction/(1)/
     Under one year                          12,402       13,441       16,757
     One to five years                        9,293        6,391        3,924
     Over five years                          7,961        2,263        1,553
                                             29,656       22,095       22,234

        Total                              $ 94,248     $ 67,514     $ 44,539
------------------------------------------------------------------------------
Loans with Fixed Rates
     Under one year                        $ 10,257     $ 14,873     $ 19,194
     One to five years                       17,488        8,344       10,367
     Over five years                         21,953        9,844        1,710
                                             49,698       33,061       31,271
Loans with Variable Rates
     Under one year                          18,274        4,998        4,351
     One to five years                       13,044        6,823        8,710
     Over five years                         13,232       22,632          207
                                             44,550       34,453        3,268

        Total                              $ 94,248     $ 67,514     $ 44,539
------------------------------------------------------------------------------
Percent of Net Loans Outstanding
     Under one year                            6.85%        4.98%        6.17%
     One to five years                         7.33         3.80         5.00
     Over five years                           8.44         8.15         0.50
        Total                                 22.62%       16.93%       11.67%
------------------------------------------------------------------------------
/(1)/ Includes construction to permanent mortgages.

The maturities of loans and the amounts which have predetermined and variable interest rates as of the dates indicated, other than consumer loans and mortgages secured by real estate, are shown above.

LOAN LOSS SCHEDULE

Years Ended December 31 (in thousands)            2000        1999        1998        1997        1996
Balance at beginning of year                   $ 6,762     $ 6,745     $ 5,653     $ 5,103     $ 5,588
Loans Charged Off:
   Real estate - mortgage                      $   (41)    $(1,134)    $  (537)    $(1,228)    $  (941)
   Consumer loans                                   --          (1)         (1)         (2)         --
   Commercial and all other                       (121)        (42)       (618)       (179)     (1,212)
                                               $  (162)    $(1,177)    $(1,156)    $(1,409)    $(2,153)
Recoveries:
   Real estate - mortgage                      $    16     $   103     $    14     $   128     $   141
   Consumer loans                                   --           1           1           2           1
   Commercial and all other                        219         640         183          29           1
                                               $   235     $   744     $   198     $   159     $   143
------------------------------------------------------------------------------------------------------
Net (charge-offs)/recoveries                   $    73     $  (433)    $  (958)    $(1,250)    $(2,010)
Provisions for losses                              525         450       2,050       1,800       1,525
Balance at end of year                         $ 7,360     $ 6,762     $ 6,745     $ 5,653     $ 5,103
------------------------------------------------------------------------------------------------------
Ratio of net (charge-offs)/recoveries during
the year to average loans outstanding             0.02%      (0.11%)     (0.25%)     (0.35%)     (0.58%)

A summary of activity in the allowance for loan losses during the periods indicated is set forth above.

LOANS OVER 90 DAYS DELINQUENT AND NON-ACCRUING



As of December 31 (dollars in thousands)           2000         1999        1998         1997       1996
Construction, land development
and other real estate loans                       $1,527       $  570      $  971       $  793     $1,030
Commercial loans                                      96          161         489           31        381
     Total                                        $1,623       $  731      $1,460       $  824     $1,411
=========================================================================================================

Non-Performing Loans
Because the Bank provides an allowance for uncollected interest on all accrued interest related to loans over 90 days delinquent, all loans over 90 days delinquent are on a non-accrual basis.

The gross amount of interest that was reserved for at December 31 of each year is as follows: 2000, $89,000; 1999, $62,000; 1998, $97,000; 1997, $45,000; and
1996, $101,000.

Restructured loans, which are performing in accordance with their new terms, amounted to $3,972,000 at December 31, 2000, compared with $4,042,000 at December 31, 1999, $7,148,000 at December 31, 1998, $10,488,000 at December 31,
1997 and $8,663,000 at December 31, 1996.

If the restructured loans at December 31, 2000 had remained current in accordance with their original contractual payment terms, $389,000 of interest income would have been recognized compared with interest income of $313,000 actually recognized.

Other than disclosed elsewhere, there were no loans where known information about possible credit problems of the borrower causes management to have serious doubts as to the ability to comply with the present loan repayment terms.



BORROWINGS


Short Term Borrowings
Short term borrowings with original terms of one year or less include advances from the Federal Home Loan Bank of Boston, and purchased federal funds. Also included are repurchase agreements secured by U.S. Treasury and Agency securities, and mortgage-backed securities. With the exception of purchased federal funds, which are overnight borrowings, other borrowings have fixed maturities with interest due monthly or at maturity. The following schedule illustrates the short term borrowing position of American Bank over the past three years.



December 31 (in thousands)                                        2000           1999           1998
Total short term borrowings at year-end                          $    --        $25,000       $16,600
Average interest rate at year-end                                     --           5.36%         5.59%
Highest monthly end balance outstanding                          $65,000        $25,000       $67,028
Average short-term borrowings during year                        $28,750        $14,313       $48,804
Weighted average interest rate paid                                 6.11%          5.32%         5.62%

Interest Rate
 Sensitivity

Expected Maturity Date At December 31, 2000/(1)/                                                                   Total        Fair
(dollars in thousands)                      2001        2002        2003        2004        2005  Thereafter     Balance       Value
Interest-sensitive assets:
Loans receivable
  Single-family 1-4 units               $135,864    $ 34,812    $ 23,865      15,460    $ 11,037    $ 20,278    $241,317    $253,455
   Average interest rate                    7.51%       7.71%       7.65%       7.48%       7.61%       7.09%       7.52%
Multi-family and
non-residential                           56,928      14,880       7,357       7,312      28,898          --     115,375     102,137
   Average interest rate                    8.71%       8.70%       8.09%       7.79%       8.53%         --        8.57%
Consumer and commercial                   26,033       2,340       3,052         358      17,002      18,575      67,359      66,980
   Average interest rate                    9.66%       8.56%       8.68%       9.72%       8.85%       8.70%       9.11%
Mortgage backed securities                94,854      16,886      17,715      13,742      10,957      33,677     187,831     187,831
   Average interest rate                    7.05%       7.35%       7.41%       7.46%       7.50%       7.58%       7.26%
Invest sec. & fed funds                   53,437         698      34,932      47,781      12,824      19,341     169,013     169,013
   Average interest rate                    6.57%       6.68%       5.75%       6.00%       5.91%       7.39%       6.44%
Total interest-sensitive
  assets                                $367,116    $ 69,616    $ 86,921    $ 84,653    $ 80,718    $ 91,871    $780,895    $779,416
====================================================================================================================================
Interest-sensitive liabilities:
Deposits:
 Checking                               $  6,363    $     --    $     --    $     --    $     --    $ 74,564    $ 80,927    $ 80,927
   Average interest rate                    6.02%         --          --          --          --        1.25%       1.63%
 Savings                                   4,618       4,618       4,618       4,618       4,618      69,273      92,363      92,363
   Average interest rate                    2.45%       2.45%       2.45%       2.45%       2.45%       2.45%       2.45%
 Money-Market                            199,804          --          --          --          --          --     199,804     199,804
   Average interest rate                    6.02%         --          --          --          --          --        6.02%
 Time                                    213,969      81,099       3,183         703         549          --     299,503     300,348
   Average interest rate                    5.71%       6.30%       5.78%       5.02%       6.31%         --        5.87%
Borrowings:
 FHLB                                     35,000      20,000      39,000      15,000       5,000          --     114,000     112,193
   Average interest rate                    5.47%       5.31%       5.60%       5.61%       7.18%         --        5.58%
Total interest-sensitive
 liabilities                            $459,754    $105,717    $ 46,801    $ 20,321    $ 10,167    $143,837    $786,597    $785,635
====================================================================================================================================

The following table shows the Bank's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2000. Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments.

(1) Expected maturities are contractual maturities adjusted for prepayments of principal. The Bank uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected here in is based on the Bank's historical experience. The Bank's average Constant Prepayment Rate ("CPR") is 9.87% on its mortgage-backed security portfolio based on its prior six month history. For deposit liabilities, in accordance with the Bank's own historical experience, all of checking, except money market checking, is treated as non-interest sensitive, while savings accounts are scheduled with a 5% decay rate per year, that is, 5% of total savings cumulatively reprice each year while the balance is non-interest sensitive. The actual maturities of these instruments could vary substantially if future prepayments differ from the Bank's historical experience.

In addition to interest rate sensitive assets included above, the Bank as of December 31, 2000 has an investment in equity securities of $69,642,000 which are subject to equity price risk. Of this amount $30,461,000 is an investment in utility common and preferred, and $14,105,000 is an investment in bank common and preferred. Of the remainder, $9,700,000 is invested in stock of the Federal Home Loan Bank of Boston, $4,283,000 is invested in industrial common and preferred stocks, and $11,093,000 is invested in Asset Management Funds. The unrealized loss on equities was $356,000. None of the equity securities held by the Bank were determined to be other than temporarily impaired.

The following significant variance in interest sensitive assets and liabilities occurred from December 31, 1999 to December 31, 2000:

Interest rate sensitive assets maturing or repricing within 1 year increased $96.1 million. This was due primarily to a $82.9 million increase in mortgage-backed securities, and a $25.1 million increase in investment securities and federal funds. Conversely single family mortgages decreased $19.7 million. Interest rate sensitive liabilities maturing or repricing within 1 year increased $44.9 million. Money market savings increased $88.0 million and time deposits increased $22.3 million. Savings decreased $40.5 million because of a change in our definition of interest rate sensitive liabilities (50% of savings were interest rate sensitive in 1999). FHLB advances also decreased $25.0 million. Interest rate sensitive assets maturing or repricing within 1-2 years increased $11.5 million. Multi-family and non-residential loans increased $8.5 million, consumer and commercial increased $1.6 million and mortgage-backed securities increased $7.5 million. Investment securities decreased $5.6 million. Interest rate sensitive liabilities maturing or repricing in the same time horizon increased $23.2 million. Time deposits increased $33.6 million while FHLB advances decreased $15.0 million. Interest rate sensitive assets maturing or repricing within 2-3 years increased $36.9 million. Consumer and commercial loans increased $2.6 million, mortgage-backed securities increased $7.9 million and investment securities increased $27.6 million. Interest rate sensitive liabilities maturing or repricing within 2-3 years increased $23.7 million primarily due to a $24.0 increase in FHLB advances. Interest rate sensitive assets maturing or repricing within 3-4 years increased $17.2 million. Most significantly, multi-family and non-residential loans increased $5.2 million, mortgage-backed securities increased $4.3 million and investment securities increased $12.5 million. Interest rate sensitive liabilities maturing or repricing within 3-4 years decreased $19.9 million. FHLB advances decreased $24.0 million while savings increased $4.6 million. Interest rate sensitive assets maturing or repricing within 4-5 years decreased $31.6 million. Multi-family and non-residential loans decreased $7.7 million and investment securities decreased $35.5 million. Consumer and commercial loans increased $8.7 million and mortgage-backed securities increased $4.0 million. Interest rate sensitive liabilities maturing or repricing within 4-5 years decreased $5.6 million. FHLB advances decreased $10.0 million while savings increased $4.6 million.

Interest rate sensitive assets maturing or repricing after 5 years increased $4.5 million. Single family 1-4 unit loans increased $11.4 million, consumer and commercial loans increased $7.8 million, while mortgage-backed securities decreased $19.2 million and investment securities decreased $4.6 million. Interest rate sensitive liabilities maturing or repricing after 5 years increased $45.4 million. Checking deposits increased $21.3 million and savings increased $24.1 due to the previous change in the definition of interest rate sensitive liabilities.

Overall, the Bank's interest rate sensitive assets increased $134.7 million, or 20.8%, while the fair value of these assets increased $142.9 million, or 22.5%. Interest sensitive liabilities increased $111.6 million or 16.54%, while their fair value increased $113.4 million, or 16.87%.

Average Balances and
 Interest Rates

Years Ended December 31 (dollars in thousands)           2000                                     1999
                                            Average                    Yield/       Average                     Yield/
                                            Balance   Interest/(1)/     Rate*       Balance    Interest/(1)/     Rate*
Assets
  Loans:
  Mortgage loans                           $350,732        $ 27,874     7.81%     $362,385         $ 28,493      7.72%
  Commercial loans                           53,581           4,832     9.02        29,732            2,738      9.21
----------------------------------------------------------------------------------------------------------------------
  Other loans                                 2,079             178     8.55         1,485              110      7.42
----------------------------------------------------------------------------------------------------------------------
    Total loans                            $406,392        $ 32,884     8.09%     $393,602         $ 31,341      7.96%
Investments:/(2)/
  U.S. Government and agencies             $119,683        $  7,234     6.04%     $109,190         $  6,513      5.96%
  Mortgage-backed securities                161,508          11,265     6.97        82,431            5,335      6.47
  State and political sub-division            8,449             624     7.38        12,591              907      7.20
  Corporate and other obligations            12,751             937     7.34         9,586              594      6.20
  Equity investments                         58,100           4,059     6.99        56,372            3,829      6.79
  Other investments                           9,461             735     7.78         7,489              477      6.37
----------------------------------------------------------------------------------------------------------------------
    Total investments                      $369,952        $ 24,854     6.72%     $277,659         $ 17,655      6.36%
----------------------------------------------------------------------------------------------------------------------
  Trading account assets                        165               2      .92           908               33      3.61
  Federal funds sold                         22,233           1,469     6.60        12,225              653      5.34
----------------------------------------------------------------------------------------------------------------------
    Total interest earning assets          $798,742        $ 59,209     7.41%     $684,394         $ 49,682      7.26%
----------------------------------------------------------------------------------------------------------------------
  Other assets                               49,836                                 41,501
    Total assets                           $848,578                               $725,895
=======================================================================================================================
Liabilities and stockholders' equity:
 Deposits:
  Savings deposits                         $233,594        $ 10,534     4.51%     $197,580         $  7,064      3.58%
  Checking deposits                          65,202             963     1.48        53,880              814      1.51
  Time deposits                             279,658          15,119     5.41       237,135           11,674      4.92
  Demand deposits                            35,546              --       --        26,297                --       --
----------------------------------------------------------------------------------------------------------------------
  Total deposits                           $614,000        $ 26,616     4.33%     $514,892         $ 19,552      3.80%
=======================================================================================================================
 Borrowed funds:
 Federal Home Loan                         $162,348        $  9,303     5.73%     $145,134         $  8,080      5.57%
  Bank advances
Other borrowings:                                --              --       --            --               --        --
----------------------------------------------------------------------------------------------------------------------
    Total borrowed funds                   $162,348        $  9,303     5.73%     $145,134         $  8,080      5.57%
----------------------------------------------------------------------------------------------------------------------
    Total deposits and
     borrowed funds                        $776,348        $ 35,919     4.63%     $660,026         $ 27,632      4.19%
----------------------------------------------------------------------------------------------------------------------
Other liabilities                             3,587                                  3,021
Stockholders' equity                         68,643                                 62,848
----------------------------------------------------------------------------------------------------------------------
Total liabilities and
 stockholders' equity                      $848,578                               $725,895
=======================================================================================================================
Net interest income                                        $ 23,290                                $ 22,050
Net interest spread                                                     2.78%                                    3.07%
Net interest margin                                                     2.92%                                    3.22%
=======================================================================================================================
Years Ended December 31 (dollars in thousands)           1998
                                             Average                   Yield/
                                             Balance   Interest/(1)/    Rate*
Assets
  Loans:
  Mortgage loans                            $359,272        $ 29,256       8.14%
  Commercial loans                            24,000           2,263       9.43
  Other loans                                  1,614             124       7.67
--------------------------------------------------------------------------------
    Total loans                             $384,886        $ 31,643       8.22%
--------------------------------------------------------------------------------
Investments:/(2)/
  U.S. Government and agencies              $ 78,314        $  5,044       6.44%
  Mortgage-backed securities                  62,994           4,120       6.54
  State and political sub-division            17,801           1,290       7.25
  Corporate and other obligations              6,137             403       6.57
  Equity investments                          56,319           3,978       7.06
  Other investments                            6,894             480       6.96
--------------------------------------------------------------------------------
    Total investments                       $228,459        $ 15,315       6.70%
--------------------------------------------------------------------------------
  Trading account assets                       1,963              36       1.81
  Federal funds sold                           6,836             381       5.57
--------------------------------------------------------------------------------
    Total interest earning assets           $622,144        $ 47,375       7.61%
--------------------------------------------------------------------------------
  Other assets                                31,495
    Total assets                            $653,639
================================================================================
Liabilities and stockholders' equity:
 Deposits:
  Savings deposits                          $170,399        $  6,152       3.61%
  Checking deposits                           47,526             789       1.66
  Time deposits                              230,629          12,300       5.33
  Demand deposits                             22,770              --         --
--------------------------------------------------------------------------------
  Total deposits                            $471,324        $ 19,241       4.08%
================================================================================
 Borrowed funds:
 Federal Home Loan                          $121,412        $  6,932       5.71%
  Bank advances
Other borrowings:                                745              42       5.62
--------------------------------------------------------------------------------
    Total borrowed funds                    $122,157        $  6,974       5.71%
--------------------------------------------------------------------------------
    Total deposits and
     borrowed funds                         $593,481        $ 26,215       4.42%
--------------------------------------------------------------------------------
Other liabilities                              3,790
Stockholders' equity                          56,368
--------------------------------------------------------------------------------
Total liabilities and
 stockholders' equity                       $653,639
================================================================================
Net interest income                                         $ 21,160
Net interest spread                                                        3.19%
Net interest margin                                                        3.40%
================================================================================

(1) Interest income on tax advantaged securities have been converted on a fully tax equivalent basis at a combined Federal and State tax rate of 34%.

(2) The FTE adjustment for 2000, 1999 and 1998 were $1.3 million, $1.3 million and $1.8 million respectively. Average balances and yields for securities available for sale are based on amortized cost.

The table above shows for the years indicated, interest income from average earning assets, expressed both in dollars and yields, and interest expense on liabilities, expressed both in dollars and rates. Non-performing loans are included in the computation of average loan balances. Interest income from investment securities includes the amortization of unearned discounts and premiums. Interest income from investment securities includes the amortization of unearned discounts and premiums.

Changes in Interest Income and Interest Expense



Years Ended December 31 (dollars in thousands)            2000 vs 1999                              1999 vs 1998
                                                  Increase (Decrease) Due to:              Increase (Decrease) Due to:
                                                                  Rate/                                    Rate/
                                              Rate    Volume     Volume      Total       Rate    Volume     Volume      Total
Interest earning assets
   Loans:
    Mortgage loans                        $  (245)   $  (376)   $     3    $  (618)   $(1,046)   $   293    $   (11)   $  (764)
    Commercial loans                          (57)     2,197        (46)     2,094        (53)       541        (12)       476
    Other loans                                16         44          7         67         (4)       (10)         -        (14)
   Investments:
    U.S. Government and agencies               87        626          8        721       (373)     1,988       (147)     1,468
    Mortgage-backed securities                414      5,118        398      5,930        (43)     1,271        (13)     1,215
    Corporate and other obligations           110        196         37        343        (23)       227        (13)       191
    States and political sub-divisions         22       (298)        (7)      (283)        (8)      (377)         2       (383)
    Equity investments                        (15)       117          -        102       (152)         4          -       (148)
    Other investments                         337        633        201      1,171        (21)       322        (35)       266
Total change                              $   669    $ 8,257    $   601    $ 9,527    $(1,723)   $ 4,259    $  (229)   $ 2,307
Interest-bearing liabilities:
   Deposits:
   Saving deposits                        $ 1,846    $ 1,288    $   336    $ 3,470    $   (60)   $   981    $    (9)   $   912
   Checking accounts                          (19)       172         (4)       149        (70)       105         (9)        26
   Time deposits                            1,146      2,093        206      3,445       (946)       347        (27)      (626)
   Borrowings                                 237        958         28      1,223       (174)     1,312        (33)     1,105
Total change                              $ 3,210    $ 4,511    $   566    $ 8,287    $(1,250)   $ 2,745    $   (78)   $ 1,417
Net change in net interest income
   Including tax equivalent adjustment                                     $ 1,240                                     $   890
Adjustment for taxable equivalent basis                                         40                                         466
Net change in net interest income                                          $ 1,280                                     $ 1,356
==============================================================================================================================


The table above sets forth certain information regarding changes in interest income, on a fully tax equivalent basis, and interest expense of the Bank for the periods indicated. For each category of interest-bearing assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rate (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (change in rate multiplied by the change in volume).


Selected Quarterly Financial Information (unaudited)

                                                    First Quarter       Second Quarter      Third Quarter       Fourth Quarter
(Dollars in thousands except per share data)        2000      1999      2000      1999      2000      1999      2000      1999
Total interest income                             $13,268   $11,654   $13,965   $12,122   $15,114   $12,415   $15,593   $12,183
Net interest income before
        provision for loan losses                   5,304     5,162     5,420     5,405     5,598     5,409     5,699     4,767
Provision for loan losses                               -       200       200       250       150         -       175         -
        Net interest income after
         provision for loan losses                  5,304     4,962     5,220     5,155     5,448     5,409     5,524     4,767
Total non-interest income                           1,182     1,271     1,366     1,555     1,754     1,368     2,204     1,565
Earnings before income taxes                        3,654     3,295     3,769     3,421     3,782     3,218     3,946     3,726
Net earnings                                        2,729     2,451     2,759     2,558     2,767     2,397     2,789     2,695
Basic earnings per share                             0.58      0.53      0.59      0.55      0.59      0.52      0.60      0.58
Diluted earnings per share                           0.57      0.51      0.58      0.54      0.58      0.50      0.58      0.56

This table provides highlights of the results of operations on a quarterly basis for each of the two years in the period ended December 31, 2000.

Consolidated Balance Sheets

December 31 (dollar amounts in thousands)                                        2000         1999

Assets:
Cash and amounts due from depository institutions                             $  14,838    $  16,997
Federal funds sold                                                               15,100       13,030
Investment securities available for sale (Note 2)
    (amortized cost $224,825 in 2000; $202,927 in 1999)                         223,555      194,778
Mortgage-backed securities available for sale (Note 2)
    (amortized cost $185,994 in 2000; $103,274 in 1999)                         187,832      100,518
Loans receivable:  (Note 3)
    Residential real estate                                                     246,291      247,586
    Commercial real estate                                                       80,743       88,915
    Real estate construction                                                     29,656       22,096
    Commercial loans                                                             64,592       45,419
    Consumer and other loans                                                      2,767        1,396
    Allowance for loan losses                                                    (7,360)      (6,762)
      Loans net                                                                 416,689      398,650
Premises and equipment  (Note 4)                                                  5,757        5,216
Real estate owned                                                                  --            572
Accrued income receivable                                                         6,213        4,837
Intangible assets                                                                14,345        1,587
Cash surrender value of bank owned life insurance                                16,988       16,072
Deferred income taxes  (Note 8)                                                   3,089        6,363
Prepaid expenses and other assets                                                 2,681        4,535
      Total Assets                                                            $ 907,087    $ 763,155
====================================================================================================
Liabilities:
Deposits: (Note 6)
    Demand deposits                                                           $  44,759    $  27,613
    Checking deposits                                                            80,927       59,499
    Saving deposits                                                             292,167      202,074
    Time deposits                                                               299,503      249,448
      Total Deposits                                                            717,356      538,634
Accrued interest payable                                                          1,379          695
Short-term and long-term borrowings (Note 7)                                    114,000      164,000
Accrued expenses and other liabilities                                            2,333        2,231
      Total Liabilities                                                       $ 835,068    $ 705,560
====================================================================================================
Stockholders' Equity:
Common stock (one dollar par value per share) 12,000,000 shares authorized:
4,762,000 and 4,745,000 issued and
    outstanding in 2000 and 1999, respectively                                $   4,762    $   4,745
Capital in excess of par value                                                    6,585        6,394
Retained earnings                                                                61,235       54,856
Accumulated other comprehensive income  (loss)                                      372       (7,186)
Unearned ESOP shares                                                               (935)      (1,214)
====================================================================================================
      Total Stockholders' Equity                                              $  72,019    $  57,595
====================================================================================================
      Total Liabilities and Stockholders' Equity                              $ 907,087    $ 763,155
====================================================================================================

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings

Years ended December 31 (dollar amounts in thousands, except per share data)           2000           1999          1998
Interest Income
     Interest and fees on loans                                                  $   32,884     $   31,341    $   31,643
     Interest and dividends on investment securities                                 11,590         10,569         9,012
     Interest on mortgage-backed securities                                          11,265          5,335         4,120
     Other interest income                                                            2,202          1,129           826
                     Total interest income                                           57,941         48,374        45,601
Interest expense:
     Deposits:  (Note 6)
         Now accounts                                                                   963            814           789
         Saving deposits                                                             10,534          7,064         6,152
         Time deposits                                                               15,119         11,674        12,300
                                                                                     26,616         19,552        19,241
Interest on borrowed funds                                                            9,303          8,080         6,974
           Total interest expense                                                    35,919         27,632        26,215
Net interest income                                                                  22,022         20,742        19,386
Provision for loan losses                                                               525            450         2,050
Net interest income after provision for loan losses                                  21,497         20,292        17,336
Non-interest income:
     Stock option premiums  (Note 2)                                                  2,528          1,803         2,220
     Net gain on the sales of securities  (Note 2)                                    1,585          1,801         1,227
     Increase in cash surrender value of bank owned life insurance                      916            748           324
     Net gain on sales of loans                                                           -            105           363
     Other                                                                            1,477          1,303         1,517
           Total non-interest income                                                  6,506          5,760         5,651
Non-interest expenses:
     Salaries and employee benefits  (Note 5)                                         6,945          6,908         6,137
     Net occupancy expense                                                            2,206          1,855         1,725
     Amortization of intangible assets                                                  858            249           311
     FDIC insurance premium                                                             121             76            73
     (Gain) loss and expense on real estate owned                                       (59)           186           282
     Other administrative and general                                                 2,780          3,119         2,680
           Total non-interest expense                                                12,851         12,393        11,208
Earning before income taxes                                                          15,152         13,659        11,779
Income taxes  (Note 8)                                                                4,107          3,558         1,078
Net earnings                                                                     $   11,045     $   10,101    $   10,701
-------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                                                         $     2.36     $     2.18    $     2.34
Diluted earnings per share                                                       $     2.30     $     2.10    $     2.24
-------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                                        4,676,399      4,628,623     4,566,934
Average equivalent shares outstanding                                             4,793,989      4,803,179     4,776,589
-------------------------------------------------------------------------------------------------------------------------
Dividends declared per share                                                     $     1.00     $     0.94    $     0.88
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of
  Comprehensive Income

Years Ended December 31 (in thousands)                                             2000          1999          1998
Net Earnings                                                                    $ 11,045      $ 10,101      $ 10,701
Other comprehensive income (loss), net of tax:
  Unrealized gains on securities available for sale:
  Unrealized holding gain (loss) arising during year (net of income tax expense (benefit) of $4,294, $(5,584), and $(67), for 2000,
      1999, and 1998, respectively                                                 8,218       (10,840)          (97)
  Less reclassification adjustment for net realized gains included in net income (net of income tax expense of $(345), $(828),
      and $(1,458) for 2000, 1999, and 1998 respectively                            (660)       (1,606)       (2,098)
Other comprehensive income (loss)                                                  7,558       (12,446)       (2,195)
Comprehensive income (loss)                                                     $ 18,603      $ (2,345)     $  8,506
----------------------------------------------------------------------------------------------------------------------

Consolidated Statements of
  Stockholders' Equity

(in thousands)                                                                    2000           1999          1998
Common stock:
  Balance at beginning of year                                                  $  4,745      $  4,703      $  4,655
      Stock options exercised                                                         17            42            48
  Balance at end of year                                                        $  4,762      $  4,745      $  4,703

Capital in excess of par value:
  Balance at beginning of year                                                  $  6,394      $  5,679      $  4,960
      Allocated ESOP shares                                                           17            66             -
      Stock options exercised                                                        174           649           719
Balance at end of year                                                          $  6,585      $  6,394      $  5,679
Retained earnings:
  Balance at beginning of year                                                  $ 54,856      $ 49,105      $ 42,313
      Net earnings                                                                11,045        10,101        10,701
      Cash dividends                                                              (4,735)       (4,411)       (4,089)
      Compensation recorded due
         to release of restricted stock                                               69            61           180
  Balance at end of year                                                        $ 61,235      $ 54,856      $ 49,105
Unearned ESOP shares:
  Balance at beginning of year                                                  $ (1,214)     $ (1,492)     $ (1,766)
      Allocated shares                                                               279           278           274
  Balance at end of year                                                        $   (935)     $ (1,214)     $ (1,492)
Accumulated other comprehensive income:
  Balance at beginning of year                                                  $ (7,186)     $  5,260      $  7,455
      Other comprehensive income (loss)                                            7,558       (12,446)       (2,195)
  Balance at end of year                                                        $    372      $ (7,186)     $  5,260
         Total Stockholders' Equity                                             $ 72,019      $ 57,595      $ 63,255
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31 (in thousands)                                       2000          1999         1998
Operating activities:
  Net earnings                                                           $  11,045    $  10,101    $  10,701
    Adjustments to reconcile net earnings to net cash provided by operating activities:
    Provision for loan losses                                                  525          450        2,050
    Provision for depreciation and amortization                                680          800          725
    Gain on sales of securities                                             (1,585)      (1,801)      (1,227)
    Purchases of trading securities                                         (2,027)      (6,665)     (18,433)
    Proceeds from the sale of trading securities                             1,719        6,665       18,433
    (Increase) decrease in accrued income receivable                        (1,376)        (738)         640
    Increase in accrued expenses and other liabilities                         102          217           75
    Increase (decrease) in accrued interest payable                            684            5         (147)
    Increase in cash surrender value of bank owned life insurance             (916)        (749)        (324)
    Decrease in deferred income taxes                                         (628)        (356)          --
    Write-down and losses on real estate owned                                 148          303          640
    Decrease (increase) in prepaid expenses and other assets                 1,854       (2,186)        (509)
    Amortization of intangible assets                                          858          249          311
      Net cash provided by operating activities                          $  11,083    $   6,295    $  12,935
Investing Activities:
  Purchases of investment securities available for sale                   (121,652)    (117,021)    (147,616)
  Proceeds from sales of investment securities available for sale           94,538       69,138       89,228
  Proceeds from maturities of investment securities available for sale       7,910       28,378       45,403
  Principal paydowns on mortgage-backed securities                          18,230       20,655       25,965
  Purchases of mortgage-backed securities available for sale              (175,690)     (62,188)     (20,000)
  Proceeds from sales of mortgage-backed securities available for sale      74,120           --           --
  Net change in loans                                                      (19,350)     (18,446)     (22,014)
  Purchase of bank-owned life insurance                                         --       (5,000)     (10,000)
  Net purchases of premises and equipment                                   (1,404)        (780)        (602)
  Proceeds from sale of other real estate owned                              1,201          839        1,516
    Net cash used by investing activities                                $(122,097)   $ (84,425)   $ (38,120)
Financing Activities:
  Deposits assumed in acquisition of branches, net of premium paid          94,498           --           --
  Net increase in deposits, exclusive of acquisition                        70,608       48,161       30,792
  Proceeds from FHLB borrowings                                            131,302       99,547      209,438
  Repayment of FHLB borrowings                                            (181,302)     (48,147)    (208,838)
  Proceeds from repurchase agreements                                           --           --        2,073
  Repayment of repurchase agreements                                            --           --       (6,448)
  Dividends paid                                                            (4,735)      (4,411)      (4,089)
  Proceeds from restricted stock and stock options exercised                   277          818          947
  Decrease in employee stock ownership obligation                              279          278          274
    Net cash provided by financing activities                            $ 110,927    $  96,246    $  24,149
(Decrease) increase in cash and cash equivalents                         $     (89)   $  18,116    $  (1,036)
Cash and cash equivalents at beginning of year                           $  30,027    $  11,911    $  12,947
Cash and cash equivalents at end of year                                 $  29,938    $  30,027    $  11,911
============================================================================================================
Supplemental disclosures of cash flow information:
  Non-cash investing activities:
    Transfer of loans to real estate owned                               $     786    $     945    $     735
  Cash paid during the year for:
    Interest on deposits and borrowings                                  $  36,603    $  27,402    $  26,247
    Income taxes                                                         $   3,990    $   3,240    $   2,450
============================================================================================================


See accompanying notes to consolidated financial statements.

Notes to Consolidated
Financial Statements

Note 1.

Summary of Accounting Policies

American Bank of Connecticut ("the Bank") is a Connecticut state chartered savings bank headquartered in Waterbury, Connecticut. American Bank's market area is comprised of the cities of Waterbury, Torrington and contiguous towns. American Bank originates loans primarily for retention in its own portfolio. In addition to retail banking, the Bank also engages in residential, commercial and commercial real estate lending and business banking. The Bank operates and reports results as a single business without segments. American Bank competes for business not only with other financial institutions in its market area but also with credit unions, insurance companies, mortgage brokers, and nationally offered money market mutual funds.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, BKC Passive Investment Corporation, a Connecticut passive investment company. All inter-company accounts are eliminated in the consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to change in the near-term relates to the determination of the allowance for loan losses which is discussed below.

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash amounts due from depository institutions and Federal funds sold. Generally, Federal funds are sold for a one-day period.

Certain prior year amounts have been reclassified to conform with the 2000 presentation.

(a) Cash and Due from Banks

The Bank is subject to requirements of the Federal Reserve Bank of Boston to maintain certain average cash reserve balances. At December 31, 2000 and 1999, these reserves were $325,000 and $25,000, respectively.

(b) Investment Securities

Securities classified as available for sale are intended to be held for indefinite periods of time, but not necessarily to maturity. Available for sale securities are reported at fair value with unrealized gains or losses reported in stockholders' equity net of income tax effect. Debt securities for which there exists the ability and intent to hold to maturity are classified as held to maturity and are stated at amortized cost. The amortization of premiums and accretion of discounts is recorded over the life of the security. Trading account assets are held in anticipation of short-term market movements and are carried at market value. Any resulting gain or loss is reflected in the Bank's statement of earnings.

The Bank periodically writes call options (obligations to sell a fixed quantity of securities at the option holder's request at a stated price within a specified term). The Bank owns or has entered into commitments to purchase underlying securities for all call options sold.

Premium income from the sale of call options is recorded as a liability and together with the call option is marked to market with the resulting unrealized gains or losses recognized in earnings currently. Upon either the expiration of the option or when the option is exercised, the remaining premium is recognized in income in the statement of earnings.

Gains and losses on sales of investment securities are determined on the specific identification method and are recognized upon realization. The Bank's Investment Committee reviews the debt and equity security portfolio on a quarterly basis to determine if any "other-than-temporary" impairment conditions exist. If such a condition exists the debt or equity security would be written down to the fair market value and the loss flowed through the Bank's income statement.

(c) Loan Income Recognition

Interest on loans is credited to operations as earned based on the rate applied to principal amounts outstanding.

The Bank discontinues the accrual of interest related to loans over 90 days delinquent, and any interest previously accrued is reversed. Interest ultimately collected is credited to income in the period of recovery.

Loan origination fees and certain direct origination costs are deferred and recognized over the life of the loan as an adjustment of yield, utilizing the interest method.

(d) Allowance for Loan Losses and Losses on Impaired Loans

Allowance for losses on loans is established through provisions charged against income and is maintained at a level considered adequate to provide for loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or a portion of a loan is considered uncollectible, it is charged against the allowance. Recoveries of loans previously charged-off are credited to the allowance when received.

Management's evaluation of the allowance is based on a continuing review of the loan portfolio, which includes many factors, including identification and review of individual problem situations that may affect the borrowers ability to repay; review of current charge-offs, delinquencies, and non-performing loan data; review of regulatory authority examinations and related evaluations of loans; an assessment of current economic conditions; and changes in the size and character of the loan portfolio.

The Bank considers a loan impaired when it is probable it will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured on the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, or as a practical expedient, the fair value of the collateral of a collateral-dependent loan. A valuation allowance is established for the amount of such impairment, as part of the total allowance for loan losses.

The Bank excludes large groups of smaller balance homogeneous loans, including residential mortgages and consumer loans, which are collectively evaluated for impairment. In general, interest income is recognized on impaired loans on a cash basis.

Management believes that the allowance for loan losses, including losses on impaired loans, is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Bank's market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(e) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, except for land which is carried at cost. Depreciation of office premises and equipment is accumulated on the straight-line basis over the estimated useful lives of related assets, and amortization of leasehold improvements is accumulated on the straight-line basis over the terms of the related leases. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

(f) Real Estate Owned

Real estate acquired through foreclosure is recorded at the lower of the loan balance or fair market value of the property, determined by an appraisal less estimated costs of disposal, at the date of acquisition. Subsequent adjustments are made to the carrying value for declines in market value. Holding costs, net of rental income, are charged to income in the period incurred.

(g) Intangible Assets

Intangible assets consist of goodwill. The intangible assets are being amortized on a straight line basis over periods ranging from 7 to 15 years. On a periodic basis,

Notes to Consolidated
Financial Statements (continued)

the Bank reviews the intangible asset for events or changes in circumstances that may indicate the carrying amount of goodwill may not be recoverable. As mentioned previously, in 2000 the Bank paid a premium of approximately $13.6 million in connection with purchasing $108 million in deposits from Fleet/Bank Boston.

(h) Bank Owned Life Insurance

The investment in bank owned life insurance represents the cash surrender value of the life insurance policies on officers of the Bank. Increases in the cash surrender value are recorded as non-interest income.

(i) Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Comprehensive Income

Comprehensive income represents the sum of net income and any changes in equity from non-owner sources that bypass the income statement such as net unrealized investment gains and losses. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners.

(k) Earnings Per Share

Basic earnings per share ("EPS") excludes all dilution and is computed by dividing income available to common shareholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into common stock that then shares in the earnings of the Bank. Earnings per share for all prior periods have been adjusted to reflect a 2-for-1 stock split effected in the form of a stock dividend in 1998.

(l) Stock-based Compensation

The Bank accounts for stock-based compensation costs according to the intrinsic value based method of accounting as prescribed by Accounting Principles Board ("APB") Opinion 25. This is in compliance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which allows an entity that was using APB Opinion 25 to continue such use. The Bank does make the required disclosures that present pro-forma net income and EPS as if stock-based compensation had been accounted for using the fair value based method of SFAS No. 123.

Note 2.

Investment and Mortgage-backed Securities

A comparative summary of the amortized cost, gross unrealized gains and losses and fair value on available for sale securities is as follows. There were no held to maturity securities in 2000, 1999, or 1998.

                                          Amortized      Gross      Gross         Fair
(dollars in thousands)                       Cost        Gains      Losses        Value
December 31, 2000
Securities available for sale:
U.S. Treasury and federal agencies       $  131,189    $    218    $    536    $  130,871
Mortgage backed securities                  185,994       2,028         190       187,832
Corporate and other bonds                    19,044          45         731        18,358
State and political subdivisions              4,570          93           3         4,660
Other debt securities                            25          --          --            25
Common stock                                 38,382       1,869       1,390        38,861
Preferred stock                              21,915         281       1,116        21,080
Federal Home Loan Bank stock, at cost         9,700          --          --         9,700
Total available for sale                 $  410,819    $  4,534    $  3,966    $  411,387
-----------------------------------------------------------------------------------------
December 31, 1999
Securities available for sale:
U.S. Treasury and federal agencies       $  111,828    $      4    $  4,157    $  107,675
Mortgage backed securities                  103,274          43       2,799       100,518
Corporate bonds                               9,926          --         392         9,534
State and political subdivisions              9,907          88          32         9,963
Other debt securities                            25          --          --            25
Common stock                                 51,941       1,567       5,102        48,406
Preferred stock                              11,100         244         369        10,975
Federal Home Loan Bank stock, at cost         8,200          --          --         8,200
Total available for sale                 $  306,201    $  1,946    $ 12,851    $  295,296
-----------------------------------------------------------------------------------------

Gross realized gains from sales or calls of investment securities available for sale during 2000, 1999, and 1998 were approximately $5,572,000, $4,804,000 and
$4,647,000, respectively. Gross realized losses from sales or calls of investment securities available for sale during 2000, 1999, and 1998 were approximately $3,679,000, $2,679,000 and $2,097,000, respectively.

There were no gains on sales of trading securities in 2000. Gross realized gains from sales of trading securities in 1999, and 1998 were approximately $78,000 and $107,000, respectively. Gross realized losses on sales of trading securities during 2000, 1999, and 1998 were approximately $308,000, $537,000 and
$1,430,000, respectively. In addition, the Bank recognized $2,528,000, $1,803,000 and $2,220,000 of income from option trading activities for 2000, 1999 and 1998, respectively. At December 31, 2000, $600,000 of U.S. Treasury securities were pledged as collateral for public deposits and treasury, tax and loan deposits.

The amortized cost and fair value of debt securities and mortgage-backed securities at December 31, 2000 by contractual maturity are shown on the next page (in thousands). The expected maturities of debt securities may differ from contractual maturities because borrowers may have the ability to call debt obligations prior to maturity. The contractual maturities of mortgage-backed securities are based on the last payment date. Annual principal payments are received on mortgage backed securities and borrowers have the ability to make prepayments.

Notes to Consolidated
Financial Statements (continued)

                                   Amortized           Fair
(in thousands)                     Cost                Value
--------------------------------------------------------------
Debt Securities Available for Sale
Due in one year or less            $  9,707           $   9,721
Due after one year
 through five years                 108,279             107,847
Due after five years
 through ten years                    6,428               6,577
Due after ten years                  30,414              29,769
Total debt securities              $154,828           $ 153,914
---------------------------------------------------------------
Mortgage-Backed Securities
 Available for Sale
Due after one year
 through five years                $ 13,493           $  13,558
Due after five years
 through ten years                      438                 447
Due after ten years                 172,063             173,827
Total mortgage-backed securities   $185,994           $ 187,832
---------------------------------------------------------------

Note 3.

Loans

Loans receivable at December 31, 2000 and 1999 consisted of the following:

(in thousands)                                2000         1999
---------------------------------------------------------------
Real estate loans secured by:
 Residential property
  1-4 family                             $ 241,315    $ 241,765
  Multi-family                               4,976        5,821
  Commercial property                       80,743       88,915
                                         $ 327,034    $ 336,501
Real estate - construction loans            29,656       22,096
Total mortgage loans                       356,690      358,597
Commercial loans                            64,592       45,419
Consumer loans                               2,678        1,335
Other loans                                     89           61
Total loans outstanding                  $ 424,049    $ 405,412
Less:
   Allowance for loan losses               (7,360)      (6,762)
   Unearned loan interest                      --           --
                                         $416,689     $398,650
---------------------------------------------------------------

Non-accrual loans as of December 31, 2000, 1999 and 1998 were $1,623,000, $731,000 and $1,460,000, respectively. The gross amount of interest that would have accrued at the original contract rate on non-accrual loans is:
$89,000, $62,000 and $97,000 for the years 2000, 1999 and 1998, respectively.
The Bank has a recorded investment in impaired loans and related allowance, which is a component of the total allowance for loan loss, of $4,435,000 and $1,304,000 at December 31, 2000, and $4,363,000 and $1,204,000 at December
31, 1999, respectively. The average recorded investment in impaired loans during 2000, 1999, and 1998 was $4,399,000, $5,052,000, and $7,491,000,
respectively. Interest income recognized on impaired, loans which also approximated cash received, was $345,000, $337,000 and $359,000 during 2000, 1999, and 1998, respectively. Loans restructured in a troubled debt restructuring (TDR's) prior to January 1, 1995 (the effective date of SFAS No.114) totaled -0- and $2,244,000 respectively, at December 31, 2000, and 1999. Interest recognized on these TDR's was -0-, $182,000, and $216,000, respectively, for the years ended December 31, 2000, 1999 and 1998. Loans restructured subsequent to December 31, 1994 are included in the reported amount of impaired loans. All restructured loans are performing in accordance with their restructured terms as of December 31, 2000.

Related Party Transactions

Loans to officers, directors, principal security holders, and associates of the foregoing persons considered to be related parties, aggregated $9,375,000 at December 31, 2000. At December 31, 1999, loans to such persons totaled approximately $5,635,000. Unused commitments totaled approximately $400,000 and $100,000, at December 31, 2000 and 1999, respectively. Loans to all such related persons were made in the ordinary course of business on substantially the same terms including interest rate and collateral as those prevailing at the time for comparable transactions with other persons. All loans to related parties are current as of December 31, 2000.

Significant Group Concentrations of Credit Risk and Off-Balance Sheet Risk

The Bank's lending activities are limited principally to borrowers within the State of Connecticut with a large emphasis on the greater Waterbury and Torrington areas. Primarily a lender on residential real estate properties, the Bank also makes loans secured by commercial real estate, commercial loans, and consumer loans for a variety of purposes. The strength of the state and local economy is a primary factor in determining the ability of borrowers to meet their commitments on these loans.

The Bank is subject to some off-balance sheet risk involving, primarily, commitments to extend credit on home equity loans secured by residential property and, to a lesser extent, unsecured lines and letters of credit. These commitments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Bank's exposure to credit loss in the event of non-performance by the other party to the commitment to extend credit is represented by the contractual amount of the commitment therein. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. In extending commitments, the Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Mortgage loan commitments (generally of two-month duration) outstanding approximated $4,815,000 at December 31, 2000 and $3,541,000 at December 31, 1999. Other unused commitments, primarily on commercial loans, approximated $42,896,000 at December 31, 2000 and $26,947,000 at December 31, 1999. In addition, approximately $21,926,000 and $20,680,000 in unused home equity lines of credit were outstanding at December 31, 2000 and 1999, respectively.

At December 31, 2000 and 1999, the Bank had approximately $4,356,000 and $3,347,000, respectively, in contingent liabilities on outstanding letters of credit.

A summary of changes in the allowance for loan losses for the years ended December 31, 2000, 1999, and 1998 follows:

(in thousands)
Years Ended December 31          2000       1999       1998
------------------------------------------------------------
Balance at beginning
 of period                    $ 6,762    $ 6,745    $ 5,653
Loans charged-off:
 Real estate-mortgage         $   (41)   $(1,134)   $  (537)
 Consumer loans                    --         (1)        (1)
 Commercial and all other        (121)       (42)      (618)
                              $  (162)   $(1,177)   $(1,156)
Recoveries:
   Real estate-mortgage       $    16    $   103    $    14
   Consumer loans                  --          1          1
   Commercial and all other       219        640        183
                              $   235    $   744    $   198
Net charge-offs               $    73    $  (433)   $  (958)
Provision for loan losses         525        450      2,050
Balance at end of period      $ 7,360    $ 6,762    $ 6,745
------------------------------------------------------------

Note 4.

Premises and Equipment

Premises and equipment, at cost less accumulated depreciation and amortization, consisted of the following:


December 31 (in thousands)              2000         1999
--------------------------------------------------------------
Land                                 $ 1,074      $ 1,074
Office buildings                       4,124        4,078
Furniture, fixtures,
and equipment                          5,235        4,345
Leasehold improvement                  2,588        2,143
                                      13,021       11,640
Less accumulated depreciation
and amortization                       7,264        6,425
                                     $ 5,757      $ 5,215
--------------------------------------------------------------
Total depreciation expense was approximately $839,000 for 2000, $697,000 for 1999 and $593,000 for 1998.

Notes to Consolidated
Financial Statements (continued)


Note 5.

Employee Benefits

The Bank maintains a non-contributory, defined benefit pension plan covering substantially all its employees. The benefits are based on years of service and employees' compensation during their period of plan membership. Benefits for post-1986 plan members are integrated with social security benefits. The Bank's funding policy to contribute annually the maximum amount deductible for Federal income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Bank's balance sheets at December 31, 2000 and 1999:

(in thousands)                         2000        1999
--------------------------------------------------------
Funded Status
 Projected benefit obligation      $ 10,018    $  9,442
 Fair value of plan assets            9,884       9,917
 Unrecognized transition asset         (293)       (326)
 Unrecognized net actuarial gain        418         (77)
 (Accrued)/prepaid benefit         $     (9)   $     72
--------------------------------------------------------
The following tables set forth changes in the plan's benefit obligation and plan assets for the years ended December 31, 2000 and 1999:

(in thousands)                         2000        1999
--------------------------------------------------------
Change in Benefit Obligation
Projected benefit obligation -
  beginning of year                $  9,442    $  9,198
Service cost                            235         218
Interest cost                           677         639
Actuarial (gain)/loss                   182        (115)
Benefits paid                          (518)       (498)
Projected benefit obligation -
  end of year                      $ 10,018    $  9,442
--------------------------------------------------------
Change in Plan Assets                  2000        1999
Fair value of plan assets -
  beginning of year                 $ 9,917    $  9,784
Actual return on plan assets            485         631
Employer contributions                   --          --
Benefits paid                          (518)       (498)
Fair value of plan assets -
  end of year                       $ 9,884    $  9,917
--------------------------------------------------------
Net pension cost for 2000, 1999, and 1998 included the following components:

(in thousands)                           2000     1999       1998
-------------------------------------------------------------------
Service cost - benefits earned
 During the period                    $   235  $   218    $   233
 Interest cost on projected
  benefit obligation                  $   677  $   639    $   612
 Expected return on plan assets          (802)    (757)      (725)
 Net amortization and deferral            (29)     (21)       (15)
Net period pension cost               $    81  $    79    $  (105)
-------------------------------------------------------------------
The weighted average discount rates and rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation for 2000, 1999 and 1998 were 7.25% and 4%, respectively.

The expected long term rate of return on assets for the years ended December 31, 2000, 1999, and 1998 was 9.25%.

The pension plan held in its asset portfolio 53,680 and 45,180 shares of American Bank of Connecticut common stock as of December 31, 2000 and 1999, respectively. Other assets include equity funds, bond funds and a guaranteed deposit account. The approximate amount of annual benefits of retirees covered by the plan is $512,000 as of December 31, 2000.

The Bank also maintains a supplemental retirement plan for the purpose of providing additional unfunded, non-qualified benefits for a select group of Bank employees. In 2000 and 1999, $250,000, and $85,000 of expenses, respectively, were recognized under this supplemental plan.

The Bank sponsors a leveraged employee stock ownership plan (the ESOP) that covers substantially all employees. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. All dividends on unallocated shares are used to pay debt service. As the debt is repaid, shares are allocated to active employees, based on the proportion of debt service paid in the year. The unallocated shares are treated as leveraged collateral and are reported as unearned ESOP shares in the balance sheets. ESOP compensation expense was $303,000 in 2000, $314,000 in 1999 and $202,000 in
1998.

The ESOP shares as of December 31, 2000 and 1999 were as follows:

                                        2000         1999
Allocated shares                      79,630       72,028
Unreleased shares                     69,533       83,135
Total ESOP shares                    149,163      155,163
----------------------------------------------------------
Fair value of unreleased shares
   at December 31                 $1,590,567   $2,005,632
-----------------------------------------------------------


Note 6.

Deposits

Balances at December 31, 2000 and 1999 are summarized as follows:

                                                  2000              1999
                                                      Average            Average
(in thousands)                               Amount      Rate    Amount     Rate
Balance by type of account:
Demand                                       $ 44,759      --  $ 27,613       --
NOW accounts                                   80,927   1.05%    59,499    1.65%
Saving accounts                               292,167   4.89%   202,074    3.80%
                                              417,853   3.62%   289,186    3.00%
Time deposits with original maturities of:
 3-Month                                        3,019   3.41%     3,361    3.09%
 6-Month                                        8,767   4.14%    10,538    3.95%
 7-Month                                        3,578   4.89%    15,747    4.98%
 9-Month                                       16,177   5.86%    12,578    4.68%
 11-Month                                      15,761   6.18%     1,909    4.17%
 1-Year                                        15,462   4.85%    15,706    4.30%
 13-Month                                      74,957   6.23%    39,880    5.62%
 14-Month                                       5,319   4.17%    12,469    4.19%
 15-Month                                      19,651   6.10%    17,767    4.71%
 18-Month                                      45,108   5.54%    87,606    5.14%
 2-Year                                        64,233   6.25%    15,077    5.21%
 3-Year                                        24,013   6.09%    14,366    5.30%
 5-Year                                         3,458   5.52%     2,444    5.15%
  Total Time Deposits                         299,503   5.87%   249,448    4.98%
  Total Deposits                             $717,356   4.19%  $538,634    3.92%
--------------------------------------------------------------------------------

Included in time deposits were approximately $53,741,000 and $32,982,000 of individual deposits of $100,000 or more as of December 31, 2000 and 1999, respectively. Interest expense on time deposits of $100,000 or more was $2,094,000, $1,328,000, and $1,207,000 for the years ended December 31, 2000,
1999, and 1998, respectively.

Maturity Distribution of $100,000 Certificates of Deposit

A summary of certificates of $100,000 or more maturing at December 31, 2000, and 1999 is as follows:

Note 7.

(in thousands)            2000      1999
-----------------------------------------
Under three months     $12,326   $ 8,076
Three to six months     15,925     2,717
Six to twelve months    12,624    14,903
Over twelve months      12,866     7,286
Total                  $53,741   $32,982
-----------------------------------------

Note 7.

Federal Home Loan Bank Advances and Borrowed Money

Federal Home Loan Bank advances and borrowed money were as follows: /(1)/


December 31 (in thousands)                   2000       1999
------------------------------------------------------------
Federal Home Loan Bank Advances
 5.00% - 6.03%   due 2000                  $   --   $ 45,000
 5.07% - 5.81%   due 2001                  30,000     30,000
 5.08%           due 2002                   5,000      5,000
 5.46% - 5.87%   due 2003                  27,000     37,000
 5.30% - 5.79%   due 2004                  10,000      5,000
 4.95% - 7.18%   due 2005 & thereafter     42,000     42,000
Total advances payable                   $114,000   $164,000
------------------------------------------------------------
/(1)/ Advances are reported by final maturity. Advances callable between years 2001 and 2005 total $42,000,000 at December 31, 2000.

Under an agreement entered into by the Bank and FHLB, the Bank is required to maintain sufficient collateral (primarily unpaid balances of first mortgage loans on residential property) to meet the collateral maintenance level required by the FHLB. In addition, all stock in the FHLB is pledged as collateral to secure these advances. The Bank's available Ideal Way Line of Credit approximates 1.00% of the Bank's total assets. Interest is payable at a rate determined and reset by the FHLB on a daily basis. There were no Ideal Way advances outstanding at December 31, 2000 and 1999.

Note 8.

Income Taxes

The provision for income taxes in the statements of earnings are comprised of the following:

Years ended December 31
(in thousands)                  2000       1999       1998
------------------------------------------------------------
Current:
 Federal                  $    4,735   $  3,775   $    955
 State                            --        139        120
                               4,735      3,914      1,075

Deferred:
 Federal                        (628)      (217)      (310)
 State                            --       (139)       313
                                (628)      (356)         3
                             $ 4,107    $ 3,558    $ 1,078
------------------------------------------------------------
The tax effects of temporary differences that relate to significant portions of the deferred tax asset and deferred tax liability at December 31, 2000 and 1999 are presented below:

                                              2000     1999
------------------------------------------------------------
Deferred tax asset components:
 Allowance for loan losses                  $2,726   $2,501
 Disallowed writedowns                         318      270
 Book depreciation over tax                    165       --
 Amortization of intangible assets             472      292
 Non-accrual interest                           20       28
 State NOL Carry Forward                       734      336
 FAS 115 Unrealized Loss                        --    4,248
 Other Real Estate Owned                       214      241
 Other                                         388      186
                                            $5,037   $8,102
Less: Valuation Allowance                    1,104    1,165
                                            $3,933   $6,937
------------------------------------------------------------
Deferred tax liability components:
 FAS 115 unrealized gain                       195       --
 Accrued income
  not currently taxable                        133      162
 Tax reserve subject to recapture              165      247
 Other                                         351      165
                                               844      574
Net deferred tax asset                      $3,089   $6,363
------------------------------------------------------------

In 1998 a valuation allowance of $400,000 was established by the Bank against the state deferred tax asset following the creation of a Connecticut Passive Investment Company subsidiary. Income of the passive investment company subsidiary and its dividends to its parent are exempt from the Connecticut Corporation Business Tax and accordingly, the Bank no longer expects to realize its state deferred tax asset. During 2000 and 1999 the Bank increased its valuation allowance by $478,000 and $225,000, respectively, to offset the increase in the state deferred tax asset attributable to net deductible temporary differences. During 1999, the Bank established a valuation allowance of $540,000 to offset the increase in the state deferred tax asset for certain net unrealized losses which are a component of stockholder's equity. Due to the reversal of net unrealized losses in 2000, this valuation allowance has been eliminated.

State net operating loss carryforwards for 2000 and 1999 are approximately $8,037,000 and $6,788,000 and expire in 2020 and 2004, respectively.

The actual income tax expense differs from the "expected" income tax expense (computed by applying the statutory U.S. federal corporate tax rate of 34% to earnings before income taxes) as follows:

Years ended December 31 (in thousands)                             2000        1999       1998
--------------------------------------------------------------------------------------------------
Federal income tax at Statutory rate                              $ 5,152    $ 4,644    $ 4,005
State income tax, net of federal income tax benefit                    --         --         22
Change in valuation allowance                                          --         --        400
Increase (decrease) resulting from Dividends received deduction      (685)      (656)      (647)
Tax exempt income                                                    (124)      (189)      (231)
Subsidiary liquidation                                                 --         --     (2,514)
Increase in bank owned life insurance value                          (311)      (254)        --
Other, net                                                             75         13         43
                                                                  $ 4,107    $ 3,558    $ 1,078
--------------------------------------------------------------------------------------------------

Tax law changes were enacted in August 1996 to eliminate the percentage of taxable income method for tax years after 1995 and to impose a requirement to recapture into taxable income (over a six-year period) all bad debt reserves accumulated after 1987. Since the Bank previously recognized a deferred tax liability with respect to these post-1987 reserves, its total income tax expense for financial reporting purposes will not be affected by the recapture requirement. The tax law changes also provide that taxes associated with the recapture of pre-1998 bad debt reserves would become payable under more limited circumstances than under prior law. Under the tax laws, as amended, events that would result in recapture of the pre-1998 bad debt reserves ($2,020,000) include repurchases and other redemptions of the Bank's stock and distributions to shareholders in excess of specified amounts. The Bank no longer anticipates having such reserves recaptured into taxable income. The potential liability for which no deferred taxes have been provided was approximately $800,000 at December 31, 2000.

Note 9.

Earnings Per Share

                                                                            Average
                                                                             Shares     Per-Share
(dollars in thousands except per-share amounts)             Income         Outstanding     Amount
Year Ended December 31, 2000
Basic EPS                                                    $  11,045       4,676,399    $   2.36
Effect of Dilutive Securities:
  Stock options                                                                117,590
                                                                           -----------
Diluted EPS                                                  $  11,045       4,793,989    $   2.30
Year Ended December 31, 1999
Basic EPS                                                    $  10,101       4,628,623    $   2.18
Effect of Dilutive Securities:
  Stock options                                                                174,556
                                                                           -----------
Diluted EPS                                                  $  10,101       4,803,179    $   2.10
Year Ended December 31, 1998
Basic EPS                                                    $  10,701       4,566,934    $   2.34
Effect of Dilutive Securities:
  Stock options                                                                209,655
                                                                           -----------
Diluted EPS                                                  $  10,701       4,776,589    $   2.24
--------------------------------------------------------------------------------------------------

The chart above is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the year ended December 31, 2000, 1999 and 1998.

Note 10.

Commitments

At December 31, 2000, the Bank was obligated through 2006, under various non cancelable operating leases for properties used for branch purposes. The leases generally contain renewal options and escalation clauses which provide for increased rental expense in future periods and, in one lease, a purchase option.

Minimum operating lease payments due in each of the five years subsequent to December 31, 2000 are as follows: 2001, $409,000; 2002, $318,000; 2003,
$203,000; 2004, $155,000 and 2005, $86,000. Rental expense for all operating leases for the three years ended December 31,2000 was $287,000; 1999, $266,000; and 1998, $261,000.

Note 11.

Fair Value of Financial Instruments

The Bank is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No.107. Financial instruments as defined in SFAS No.107 include cash and cash equivalents, securities, loans, deposits, borrowings and certain off-balance sheet items. Other assets that are not considered financial instruments under SFAS No. 107 are premises and equipment. Fair value estimates are made at a specific point in time based on relevant market information, where available, or other more subjective information if a market for the financial instrument does not exist. These estimates incorporate assumptions and other matters of judgment and may not reflect the true financial impact that could result from selling the entire portfolio of a financial instrument on one date, including any income tax consequences.

                                                              2000                        1999
                                                      Carrying   Estimated       Carrying     Estimated
December 31 (in thousands)                             Amount    Fair Value       Amount      Fair Value
Financial Assets:
  Cash and amounts due from depository institutions   $ 14,838     $ 14,838      $ 16,997       $ 16,997
  Federal funds sold                                    15,100       15,100        13,030         13,030
  Investment securities available for sale             223,555      223,555       194,778        194,778
  Mortgage-backed securities available for sale        187,832      187,832       100,518        100,518
  Loans, net:
  Mortgage loans                                       356,690      355,592       353,564        350,909
  Commercial loans                                      64,592       64,209        43,690         43,497
  Consumer and other loans                               2,767        2,771         1,396          1,396
    Total                                            $ 865,374     $863,897      $723,973       $721,125
---------------------------------------------------------------------------------------------------------
Financial Liabilities:
  Deposits                                           $ 717,356     $718,201      $538,634       $539,277
  Short-term and long-term borrowings                  114,000      112,193       164,000        160,554
    Total                                            $ 831,356     $830,394      $702,634       $699,831
---------------------------------------------------------------------------------------------------------

This table represents fair value information on the Bank's financial instruments:


For cash and amounts due from depository institutions, the carrying value is a reasonable estimate of fair value.

For securities, fair value equals quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

In developing the estimated fair values above, the Bank's loan portfolio was segregated by type of loan, performing status, and interest rate (fixed or variable). In general, fair value was estimated by discounting contractual cash flows, adjusted for repayment by discounting contractual cash flows, adjusted for repayment estimates, using discount rates developed by reference to the secondary market data. All non-performing loans were valued using the discounted cash flow method using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, including non-interest bearing, NOW and savings accounts, is equal to the amount payable on demand at December 31, 2000 and 1999. The fair value of time deposits is based on the discounted value of contractual cash flows, using rates offered at December 31, 2000 and 1999 for deposits with similar remaining maturities.

The fair values of FHLB advances and reverse repurchase agreements are estimated using rates available at December 31, 2000 and 1999 for debt of similar terms and remaining maturities.

The fair value of FHLB stock, accrued interest receivable, accrued interest payable and loan commitments approximate the carrying value at December 31, 2000 and 1999.

Notes to Consolidated
 Financial Statements (continued)


Note 12.

Stockholders' Equity

SFAS No. 123, "Accounting for Stock-Based Compensation", became effective for the Bank on January 1, 1997. As provided under the Statement, the Bank continues to apply APB Opinion No. 25 and related interpretations in accounting for its stock based compensation plans which are discussed below. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation costs for the Bank's two stock-based compensation plans been determined consistent with SFAS No.123, the Bank's net earnings and earnings per share would have been reduced to the proforma amounts indicated below:

                                                                 2000           1999          1998
Net earnings                              As reported     $11,045,000     $10,101,000     $10,701,000
                                            Pro forma     $10,917,000     $ 9,622,000     $10,210,000
Basic earnings per share                  As reported     $      2.36     $      2.18     $      2.34
                                            Pro forma     $      2.33     $      2.08     $      2.24
Diluted earnings per share                As reported     $      2.30     $      2.10     $      2.24
                                            Pro forma     $      2.28     $      2.00     $      2.14

The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted average assumptions: dividend yield of 5.0%; expected volatility of 24% in 2000, 22% in 1999 and 20% in 1998; risk free interest rates averaging 5.7% in 2000, 5.21% in 1999 and 5.0% in 1998; and expected lives of five years for directors and employee options for all three years.

The Bank's stock incentive plan includes the 1984, 1993, and 1998 Incentive Stock Option Plans. The 1984 and the 1993 plans allow for grants of stock options to key employees allowing them to purchase a total of 720,000 shares of the Bank's capital stock. The 1998 plan allows for grants of stock options to both the staff and key employees. A total of 480,000 shares may be granted under the 1998 plan. Under these plans, the option price shall at least equal the fair market value of such shares on the date the options are granted. No additional grants may be made under the 1984 and the 1993 plans, and all options expire not later than ten years from the date of grant. The majority of options granted through 1994 become exercisable five years from the date of the grant. The majority of options granted in 2000 become exercisable one year from date of grant.

Options available for exercise amounted to 564,430 shares, 526,000 shares, and 331,900 shares at December 31, 2000, 1999, and 1998 respectively. A summary of the status of the Bank's fixed stock option plans as of December 31, 2000, 1999, and 1998, and changes during the years ended on those dates is presented on the next page.

The range of exercise prices for options outstanding at December 31, 2000 is $7.81 to $27.38. The weighted average remaining contractual life of options outstanding at December 31, 2000 is 6.6 years.

At December 31, 2000 there were 18,000 restricted shares outstanding with associated unearned compensation included as a reduction of retained earnings of $207,000. Compensation expense recorded with respect to restricted stock totaled $69,000 in 2000, $169,000 in 1999, and $180,000 in 1998.

                                                     2000                        1999                         1998
                                             Shares         Average      Shares         Average       Shares         Average
                                                     Exercise price              Exercise price               Exercise price
Beginning of year                           821,300          $17.32     622,900          $14.93      467,800          $11.32
Grants                                       72,500          $19.29     322,300          $21.53      440,200          $22.21
Exercised                                   (20,100)         $ 9.64     (42,300)         $15.63      (60,700)         $11.92
Forfeited                                   (37,600)         $16.29     (81,600)         $16.54     (224,400)         $22.50
Outstanding at December 31                  836,100          $17.72     821,300          $17.32      622,900          $14.93
----------------------------------------------------------------------------------------------------------------------------
Exercisable at year-end                     564,430          $18.07     526,000          $18.12      331,900          $16.55
Weighted average fair value
  of options granted at grant date         $   3.37                    $   3.33                    $    2.45
----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options at December 31, 2000:

                                         Options Outstanding                               Options Exercisable

            Range of            Number    Weighted-Average                                 Number
     Exercise Prices       Outstanding           Remaining    Weighted-Average        Exercisable    Weighted-Average
                         At 12/31/2000    Contractual Life     Exercise Price       at 12/31/2000      Exercise Price
   $ 7.81  --  11.31           210,100           2.8 years             $ 9.97             151,700              $ 9.99
   $12.00  --  15.56            82,000           5.8 years             $14.16              32,400              $13.77
   $18.63  --  27.38           544,000           8.1 years             $21.25             380,330              $21.66
------------------------------------------------------------------------------------------------------------------
               Total           836,100           6.6 years             $17.72             564,430              $18.07

Note 13.

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about capital components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total capital to risk-weighted assets, of total Tier 1 Capital to risk-weighted assets, and of Tier 1 Capital to average assets. Management believes, as of December 31, 2000 that the Bank meets all capital adequacy requirements to which it is subject.

Notes to Consolidated
 Financial Statements (continued)


As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework from prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier leverage ratios as set forth in the table. There are no conditions of events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                           Actual             For Capital Adequacy       To Be Well Capitalized
                                     Amount       Ratio        Amount        Ratio        Amount          Ratio
As of December 31, 2000
Total Capital                       $63,430      12.42%       $40,867         8.00%      $51,084          10.00%
  (to Risk Weighted Assets)
Tier 1 Capital                      $57,032      11.16%       $20,434         4.00%      $30,650           6.00%
  (to Risk Weighted Assets)
Tier 1 Capital                      $57,032       6.39%       $35,714         4.00%      $44,642           5.00%
  (to Average Assets)

As of December 31, 1999
Total Capital                       $65,323      14.10%       $37,069         8.00%      $46,336          10.00%
  (to Risk Weighted Assets)
Tier 1 Capital                      $59,519      12.85%       $18,534         4.00%      $27,801           6.00%
  (to Risk Weighted Assets)
Tier 1 Capital                      $59,519       7.84%       $30,351         4.00%      $37,939           5.00%
  (to Average Assets)

The Bank's ability to pay dividends is subject to Connecticut banking law. The Bank may not declare a dividend in the amount in excess of its net profits from the prior two years. Also, the Bank may not pay a dividend if the effect of the dividend would be to reduce its capital below regulatory requirements.

Independent
  Auditors' Report

[LOGO] KPMG

            One Financial Plaza
            Hartford, CT 06103-4103



                         Independent Auditors' Report




The Shareholders and Board of Directors
American Bank of Connecticut:


We have audited the accompanying consolidated balance sheets of American Bank of Connecticut and subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bank of Connecticut and subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America

                               /s/ KPMG LLP

Hartford, Connecticut
February 22, 2001

Stockholder
 Information

American Bank of Connecticut

American Bank of Connecticut is a savings bank chartered by the State of Connecticut. It is headquartered at Two West Main Street, Waterbury, Connecticut 06723, and telephone number is (203) 757-9401.

Stock Transfer and Dividend Agent
  American Stock Transfer & Trust Co.
  40 Wall Street - 46th Floor
  New York, New York 10005

Form 10-K

The Form 10-K, and the schedules thereto, as required to be filed with the Federal Deposit Insurance Corporation for 2001, will be provided without charge to any stockholder upon written request of such shareholder.

Requests should be addressed to Betty Ann Veillette, American Bank of Connecticut, Two West Main Street, P.O. Box 2589, Waterbury, Connecticut 06723.

Market for Stock and Dividend Information

Since November 11, 1987, the Common Stock of American Bank of Connecticut has been traded on the American Stock Exchange under the symbol BKC. In most newspapers the Bank's listing appears as "AmBKCT".

The following table illustrates the market for American Bank stock and dividends paid during the last two fiscal years.

Price data was provided by the American Stock Exchange.

                                  Bid Price  Dividends
                                Low      High      Paid
During the Quarter Ended:
March 31, 1999                 19.500    25.000     .21
June 30, 1999                  19.625    24.438     .21
September 30, 1999             21.000    25.500     .23
December 31, 1999              20.625    25.625     .29
March 31, 2000                 19.750    26.000     .25
June 30, 2000                  18.500    20.750     .25
September 30, 2000             18.000    20.250     .25
December 31, 2000              18.125    22.875     .25
-------------------------------------------------------

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

BRANCH
  LOCATIONS


OFFICE HOURS*

Monday       8:30AM--4:00PM
Tuesday      8:30AM--4:00PM
Wednesday    8:30AM--4:00PM
Thursday     8:30AM--6:00PM
Friday       8:30AM--4:00PM
Saturday     8:30AM--12:00 NOON

* Unless otherwise indicated

WATERBURY OFFICES

Main Office,
Two West Main Street, 203-757-9401
* Closed Saturday

Colonial Plaza,
Thomaston Avenue, Colonial Plaza, 203-757-7927
* Monday-Friday 8:30am-3:00pm
* Thursday 8:30am-5:00pm
Drive up Teller open Monday-Friday at 7:30am

East Mountain,
Hamilton Avenue, Rt. 69 at Pearl Lake Road,
203-755-3913
24 Hour ATM

Highland Avenue,
630 Highland Ave, 203-753-7768

Mall Area,
Wolcott St (near K-Mart), 203-573-1844
Drive up Teller available
24 Hour ATM

North Main,
2084 North Main Street, 203-753-1400
Drive up Teller available

Robinwood,
1277 West Main Street, 203-573-8011
24 Hour ATM

MIDDLEBURY
503 Middlebury Rd, Route 64, 203-577-4000
Drive up Teller available
24 Hour ATM

SEYMOUR
Bank Street, At Klarides Village, 203-888-4521
Drive up Teller available
24 Hour ATM

SOUTHBURY
Heritage Village,
1 Village Street, 203-267-1861
Drive up Teller available
24 Hour ATM

TORRINGTON
Torrington Commons,
Commons Plaza, 860-496-8229
* Friday 8:30am-5:00pm
24 Hour ATM

Torrington Parkade, Parkade Plaza Office,
Parkade Plaza,  860-496-2112
* Friday 8:30am-5:00pm

WATERTOWN
1247 Main Street, 860-945-4723
* Drive-up Teller open Mon-Fri at 7:30am
24 Hour ATM

WINSTED
Ledgebrook Plaza, Rt. 44, 860-738-0101
* Friday 8:30am-5:00pm

WOLCOTT
826 Wolcott Road, 203-879-4697
Drive up Teller available
24 Hour ATM

WOODBURY
59 Main Street South, 203-263-0690
Drive up Teller available
24 Hour ATM

766 Main Street South, 203-263-3698
Drive up Teller available


OR VISIT OUR WEB SITE
www.ambkct.com

                             [PHOTO APPEARS HERE]